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WAYFARER FINANCIAL GROUP, INC. ("WAYFARER") HAS NOT YET COMMENCED THE OFFER THAT IS REFERRED TO IN THIS COMMUNICATION. AT THE TIME THE OFFER IS COMMENCED, WAYFARER PLANS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A SCHEDULE TO IN CONNECTION WITH ITS INTENDED OFFER TO PURCHASE SHARES OF FCCC, INC.'S (THE "ISSUER") OUTSTANDING COMMON STOCK. THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT WAYFARER, WAYFARER'S OFFER TO PURCHASE THE ISSUER'S COMMON STOCK AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SCHEDULE TO AND RELATED EXHIBITS CAREFULLY WHEN THESE BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE SCHEDULE TO AND OTHER DOCUMENTS FILED WITH THE SEC BY WAYFARER THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

        SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

FCCC, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

30246C104
(CUSIP Number)

David H. Engvall, Esq.
Covington & Burling
1201 Pennsylvania Ave., NW
Washington, DC 20004
(202) 662-6000
(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications)

May 19, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Wayfarer Financial Group, Inc. I.R.S. Identification No. 41-2098898

2	Check the Applicable Box if a Member of a Group			(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization South Carolina

Number of Shares		7	Sole Voting Power 576,600
Beneficially
Owned by Each		8	Shared Voting Power 576,600
Reporting
Person With		9	Sole Dispositive Power 576,600

		10	Shared Dispositive Power 576,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 576,600

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 35.5%

14	Type of Reporting Person CO

2

CUSIP No. 30246C104

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) William H. Nock

2	Check the Applicable Box if a Member of a Group			(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization United States of America

Number of Shares		7	Sole Voting Power 576,600
Beneficially
Owned by Each		8	Shared Voting Power 576,600
Reporting
Person With		9	Sole Dispositive Power 576,600

		10	Shared Dispositive Power 576,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 576,600

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 35.5%

14	Type of Reporting Person IN

3

CUSIP No. 30246C104

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Frank S. Blackard

2	Check the Applicable Box if a Member of a Group			(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization United States of America

Number of Shares		7	Sole Voting Power 576,600
Beneficially
Owned by Each		8	Shared Voting Power 576,600
Reporting
Person With		9	Sole Dispositive Power 576,600

		10	Shared Dispositive Power 576,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 576,600

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 35.5%

14	Type of Reporting Person IN

4

CUSIP No. 30246C104

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) J. Fitzgerald O'Connor, Jr.

2	Check the Applicable Box if a Member of a Group			(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization United States of America

Number of Shares		7	Sole Voting Power 576,600
Beneficially
Owned by Each		8	Shared Voting Power 576,600
Reporting
Person With		9	Sole Dispositive Power 576,600

		10	Shared Dispositive Power 576,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 576,600

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 35.5%

14	Type of Reporting Person IN

5

Schedule 13D

Item 1. Security and Issuer

        This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of FCCC, Inc., a Connecticut corporation (the "Issuer"). The Issuer's principal executive offices are located at 200 Connecticut Avenue, Norwalk, CT 06854.

Item 2. Identity and Background

(a-c, f)

        This Schedule 13D is filed by the following persons (collectively, the "Filing Parties"):

        1.     Wayfarer Financial Group, Inc., a South Carolina corporation ("Wayfarer"). The principal business address and principal office of Wayfarer is 10 Marion Avenue, Sumter, SC 29150. Wayfarer is a newly formed corporation. Wayfarer intends to develop and/or acquire one or more financial services businesses in the form of a bank holding company.

        2.     William H. Nock is a United States citizen who has a business address of 10 Marion Avenue, Sumter, SC 29150. His principal employment includes service as President and Chief Financial Officer of Wayfarer, which has a principal business and address as set forth in Item 2, Section (a-c, f), Paragraph 1 hereof, and President and Chief Executive Officer of Sumter National Bank, a community bank located in Sumter, SC, which has a business address of 683 Bultman Drive, Sumter SC 29150. Mr. Nock owns approximately 38% of Wayfarer's issued and outstanding Common Stock as of the date of this Schedule 13D.

        3.     Frank S. Blackard is a United States citizen who has a business address of 11101 Lake Destiny Dr. Ste 120, Maitland, Florida 32751. His principal employment is with Raymond James as a financial advisor with a business address of 11101 N. Lake Destiny Dr. Ste 120, Maitland, Florida 32751. Mr. Blackard owns approximately 19% of Wayfarer's issued and outstanding Common Stock as of the date of this Schedule 13D.

        4.     J. Fitzgerald O'Connor, Jr. is a United States citizen who has a business address of 1200 Main Street, Capitol Station, Eighth Floor, Columbia SC 29211. His principal employment includes service as President of the O'Connor Law Firm, P.A., which has a principal business of providing legal services and which has a business address of 1200 Main Street, Capitol Station, Eighth Floor, Columbia SC 29211. Mr. O'Connor owns approximately 19% of Wayfarer's issued and outstanding Common Stock as of the date of this Schedule 13D.

        In accordance with the provisions of General Instruction C to Schedule 13D, attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Wayfarer. To Wayfarer's knowledge, each of the directors and executive officers of Wayfarer is a United States citizen.

(d) During the last five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To Wayfarer's knowledge, none of the directors or executive officers of Wayfarer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Parties has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To

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Wayfarer's knowledge, none of the directors or executive officers of Wayfarer has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Consideration

        The Filing Parties are filing this Schedule 13D because Wayfarer has entered into a Standstill and Tender Offer Agreement, dated May 19, 2004 (the "Agreement"), by and among Wayfarer, the Issuer, Martin Cohen ("Cohen"), Bernard Zimmerman ("Zimmerman"), the Cohen Profit Sharing Plan (the "Cohen Plan") and Bernard Zimmerman & Company, Inc., a Connecticut corporation ("Zimmerman & Co.") (Cohen and Zimmerman, collectively, the "Warrantholders"; the Cohen Plan and Zimmerman & Co., collectively, the "Stockholders"; and Cohen, Zimmerman, the Cohen Plan and Zimmerman & Co., collectively, the "Sellers"). A copy of the Agreement is attached hereto as Exhibit B.

        Messrs. Nock, Blackard and O'Connor own, respectively, approximately 38%, 19% and 19% of Wayfarer's issued and outstanding Common Stock as of the date of this Schedule 13D, and, accordingly, are deemed to control Wayfarer and share beneficial ownership of the Issuer's stock beneficially owned by Wayfarer.

        Pursuant to the Agreement, Wayfarer has the right to commence a tender offer for shares of the Issuer's outstanding Common Stock, and the Stockholders have agreed to tender the shares of Common Stock owned by them in the tender offer. In addition, as described in more detail below, the Warrantholders have agreed to sell all of the warrants to purchase Common Stock owned by them to Wayfarer. The aggregate purchase price for the shares of Common Stock beneficially owned by the Filing Parties (including shares of Common Stock that may be issued upon exercise of the aforementioned warrants) is approximately $1,226,287, assuming Wayfarer purchases 62.3% of the shares owned by the Stockholders in accordance with the proposed terms of the offer. If the tender offer is consummated on the terms set forth in the Agreement, the aggregate amount of funds necessary to purchase all of the shares to be tendered in the tender offer (including the shares owned by the Sellers, but excluding the warrants) is estimated to be approximately $2.7 million. The aggregate purchase price for such shares will be paid out of Wayfarer's working capital funds. These working capital funds are intended to be procured by Wayfarer through a private placement transaction pursuant to Regulation D under the Securities Act of 1933. Wayfarer has commenced a private placement offering of convertible notes to raise the funds necessary to implement its business plan of forming a multi-tier bank holding company. A portion of the funds raised in such offering are intended to be used to effect the tender offer contemplated by the Agreement. In the private placement offering, Wayfarer plans to issue 8% senior convertible notes due September 30, 2005, convertible into shares of Wayfarer's common stock at a conversion price of $2.00 per share. The private placement offering will not be completed unless $3.0 million or more of convertible notes are subscribed for. A copy of the form of convertible note to be issued in the private placement is attached as Exhibit C hereto.

        A description of the material terms of the Agreement is set forth in Item 4 below.

Item 4. Purpose of Transaction

        The purpose of Wayfarer's acquisition of Common Stock of the Issuer by means of the tender offer contemplated by the Agreement is to acquire a controlling interest in an SEC registered company in the financial services sector. A description of the material terms of the Agreement is set forth below.

        In the Agreement, the Issuer and the Sellers have agreed to cease any ongoing, and not to initiate any new, discussions or negotiations with any person or entity (other than Wayfarer) with respect to a

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proposal for a merger, acquisition or other business combination involving the Issuer (a "standstill") for a period of ninety (90) days, in exchange for a payment of $250,000. Notwithstanding the standstill arrangement, the Issuer's board may consider an unsolicited proposal that, in addition to satisfying other conditions, would result in a transaction that is more favorable to the Issuer's shareholders than the tender offer contemplated by Wayfarer. If the Issuer consummates such a transaction with a third party, in certain circumstances the Issuer is required to repay Wayfarer the $250,000 standstill payment, plus accrued interest. Also, Wayfarer has agreed to limit the liability of the Issuer and the Sellers in respect of breaches of representations, warranties and covenants in the Agreement to $250,000.

        Pursuant to the Agreement, Wayfarer intends to commence a tender offer for enough shares of the Issuer's Common Stock to constitute 67% of the Issuer's Common Stock (when added to the shares issuable upon the exercise of warrants owned by the Warrantholders that Wayfarer will also acquire), within the standstill period. The offer price for the shares will be $3.05 per share, subject to any required withholding of taxes, net to the seller in cash, and subject to certain conditions. If more than 67% of the issued and outstanding shares of the Issuer's Common Stock is tendered in the offer, Wayfarer is entitled to accept for payment, and pay for, only the number of shares as constitute 67% of the issued and outstanding shares of Common Stock, and in such event, the tendered shares will be accepted for payment on a pro rata basis.

        If an offer is commenced, the parties have agreed that Wayfarer's obligation to accept for payment and pay for tendered shares is subject to (i) the satisfaction of the condition that at the expiration of the offer there be validly tendered and not withdrawn the number of shares which, when taken together with shares (if any) then owned by Wayfarer and shares that are issuable upon exercise of warrants to purchase shares of the Common Stock to be acquired by Wayfarer from the Warrantholders, represents at least 67% of the shares then outstanding, and (ii) satisfaction of certain other conditions set forth in the Agreement. If less than 67% of the Issuer's Common Stock is tendered, Wayfarer may elect to consummate the tender offer, but only if at least 55% of the Issuer's Common Stock is tendered. If the tender offer is not completed by the 90th day following the date of the Agreement, the Agreement will terminate.

        Wayfarer has agreed, subject to certain conditions, to pay the reasonable fees and expenses of the Issuer and the Sellers in connection with the tender offer and other transactions contemplated by the Agreement. Wayfarer is required to deposit sufficient funds to consummate the tender offer and other transactions contemplated by the Agreement no later than five (5) business days before it commences the tender offer.

        The Stockholders have agreed to grant to Wayfarer an irrevocable proxy with respect to their shares, effective upon commencement of the tender offer. The Stockholders have also agreed to tender all of their shares in the tender offer, if it is commenced and if it is on the terms described in the Agreement.

        In conjunction with the tender offer, Wayfarer will also buy all of the 200,000 warrants owned by the Warrantholders, at a price of $2.55 per warrant, representing the difference between the tender offer price and the warrant exercise price. Upon completion of the tender offer, and pursuant to the Agreement, the board of the Issuer has agreed to effect cancellation of any outstanding Issuer stock options, and the holders of such options will receive a cash payment equal to the difference between the option exercise price and the tender offer price. The aggregate amount necessary for such cash payment is estimated to be approximately $375,000.

        The Issuer has also agreed that, upon completion of the tender offer, as long as Wayfarer owns in the aggregate more than 50% of the Issuer's stock, Wayfarer will be entitled to nominate such number of directors of the Issuer's board as equates to Wayfarer's percentage ownership of the Issuer's stock following the tender offer.

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        Other than the matters described above, the Filing Parties do not presently have any documented plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D. The Filing Parties may, depending on various factors (including, without limitation, Wayfarer's financial position and business strategy, the price level of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions), in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional securities of the Issuer in the open market or otherwise, seeking to merge with the Issuer, seeking to change materially the Issuer's business, seeking to change the Issuer's charter and/or bylaws, and/or presenting proposals for stockholders' consideration at annual or special meetings of the Issuer's stockholders.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, each of the Filing Parties is the beneficial owner of 576,600 shares of Common Stock, which Wayfarer has the right to acquire from the Stockholders and Warrantholders pursuant to the Agreement. Such shares represent approximately 35.5% of the outstanding shares of the Issuer's Common Stock (based on 1,423,382 shares of Common Stock outstanding as of the date of this Schedule 13D, as represented to Wayfarer by the Issuer, plus 200,000 shares of Common Stock that may be issued upon exercise of the warrants). Information regarding the number and percentage of shares of Common Stock of the Issuer beneficially owned by the directors and executive officers of Wayfarer is set forth in Annex A, which is attached hereto and incorporated herein by reference. Other than William H. Nock (as to the Common Stock of the Issuer owned by William H. Nock), each of the Filing Parties disclaims beneficial ownership of any shares beneficially owned by Wayfarer's directors and executive officers.

(b) The number of shares of Common Stock to which each Filing Party has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition is set forth on the cover pages of this Schedule 13D.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        As described in Items 3 and 4, Wayfarer has entered into the Agreement, a copy of which is attached as Exhibit B hereto. Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

        Exhibit A—Joint Filing Agreement.

        Exhibit B—Standstill and Tender Offer Agreement, dated May 19, 2004, by and among Wayfarer Financial Group, Inc., FCCC, Inc., Martin Cohen, Bernard Zimmerman, the Cohen Profit Sharing Plan and Bernard Zimmerman & Company, Inc.

        Exhibit C—Form of 8% Senior Convertible Note due September 30, 2005 of Wayfarer Financial Group, Inc.

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SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2004

Wayfarer Financial Group, Inc.
By:	/s/ WILLIAM H. NOCK Name: William H. Nock Title: President and Chief Financial Officer
/s/ WILLIAM H. NOCK William H. Nock
/s/ FRANK S. BLACKARD Frank S. Blackard
/s/ J. FITZGERALD O'CONNOR, JR. J. Fitzgerald O'Connor, Jr.

ANNEX A

Information Concerning Directors and Executive Officers of Wayfarer

        The following table sets forth certain information concerning each of the directors and executive officers of Wayfarer Financial Group, Inc. ("Wayfarer") as of the date hereof.

Name of Director or Executive Officer and Residential or Business Address	Principal Occupation or Employment and Principal Business and Address of Corporation or Other Organization in which such Employment is Conducted	Amount (and Percent) of FCCC, Inc. Common Stock Beneficially Owned

William H. Nock 10 Marion Avenue Sumter, SC 29150	See Item 2, Section (a-c, f), Paragraph 2	See Item 5, Section (a)

Wayne B. Humphrey 10 Marion Avenue Sumter, SC 29150	Secretary and Treasurer of Wayfarer. In addition, Mr. Humphrey serves as Vice President of Financial Development and Association Advancement for the Central Florida YMCA, the business address of which is Central Florida YMCA, 433 N. Mills Ave., Orlando, FL 32803.	576,600 (35.5%)

Roger W. Connor III 10 Marion Avenue Sumter, SC 29150	President and Chief Executive Officer of Transland Financial Services, Inc., the principal business of which is real estate mortgage lending and brokering, and the business address of which is TransLand Financial Services, 2701 Maitland Center Pkwy, Ste 300, Maitland, FL 32751.	576,600 (35.5%)

Exhibit A

Joint Filing Agreement

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it or he knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: June 1, 2004

Wayfarer Financial Group, Inc.
By:	/s/ WILLIAM H. NOCK Name: William H. Nock Title: President and Chief Financial Officer
/s/ WILLIAM H. NOCK William H. Nock
/s/ FRANK S. BLACKARD Frank S. Blackard
/s/ J. FITZGERALD O'CONNOR, JR. J. Fitzgerald O'Connor, Jr.

Exhibit B

Standstill and Tender Offer Agreement

STANDSTILL AND TENDER OFFER AGREEMENT

        This Standstill and Tender Offer Agreement (the "Agreement") is made and entered into as of May 19, 2004, by and among Wayfarer Financial Group, Inc., a South Carolina corporation ("Wayfarer"), FCCC, Inc., a Connecticut corporation ("FCCC"), Martin Cohen ("Cohen"), Bernard Zimmerman ("Zimmerman"), the Cohen Profit Sharing Plan (the "Cohen Plan"), and Bernard Zimmerman & Company, Inc., a Connecticut corporation ("Zimmerman & Co.").

        Each of the Cohen Plan and Zimmerman & Co. are stockholders of FCCC and are sometimes referred to herein individually as a "Stockholder" and collectively as the "Stockholders." Each of Cohen and Zimmerman own 100,000 warrants (collectively, the "Warrants") to purchase shares of common stock, no par value, of FCCC (the "FCCC Common Stock"), and in such capacity, are referred to herein individually as a "Warrantholder" and collectively as the "Warrantholders." The Stockholders and the Warrantholders are referred to herein individually as a "Seller" and collectively as the "Sellers."

        WHEREAS, it is proposed that Wayfarer make a cash tender offer to acquire issued and outstanding shares of FCCC Common Stock, as described in greater detail in this Agreement;

        WHEREAS, it is proposed that, in conjunction with such tender offer, the Warrantholders shall sell, and Wayfarer shall purchase, all of the Warrants owned by the Warrantholders on the terms and subject to the conditions described herein; and

        WHEREAS in order to induce Wayfarer to enter into this Agreement and to consummate the transactions contemplated hereby, the Sellers are making certain agreements in favor of Wayfarer, as set forth in greater detail herein.

        NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.    Standstill Agreements.

        1.1    Standstill by FCCC.    (a) In exchange for a non-refundable payment of Two Hundred Fifty Thousand Dollars ($250,000.00) (such amount, the "Standstill Payment"), which Wayfarer shall pay to FCCC concurrently with the execution of this Agreement, FCCC covenants and agrees that (a) it shall cease, and it shall use its best efforts to cause FCCC's directors, officers, employees, investment bankers, and other representatives to cease, any discussions or negotiations with any Person that may be ongoing as of the date of this Agreement with respect to an FCCC Acquisition Proposal (as defined below), and (b) during the Standstill Period (as defined below), FCCC will not, nor will it authorize any of its directors, officers, employees, agents and other representatives to, directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any proposal that constitutes, or may reasonably be expected to lead to, any FCCC Acquisition Proposal, (ii) engage in any discussions or negotiations with, or disclose any non-public information relating to FCCC or afford access to the properties, books or records of FCCC to, any Person who is known by FCCC to be considering making, or has made, a FCCC Acquisition Proposal, (iii) amend or grant any waiver or release under any standstill agreement, agreement restricting a party from engaging in negotiations or discussions with other parties or any similar agreement with respect to any class of equity securities of FCCC or any of its material assets, or (iv) enter into any agreement or agreement in principle with respect to an FCCC Acquisition Proposal. FCCC's covenants and agreements set forth in this Section 1 are in addition to the covenants and agreements set forth in Section 10 of this Agreement. In no event shall Wayfarer be entitled to any refund, in whole or in part, of the Standstill Payment, and Wayfarer hereby waives, releases and holds FCCC harmless from and against any claim, right or liability with respect to any refund or return of the Standstill Payment, except as specifically set forth in Section 1.1(d) below.

          (b) Notwithstanding the foregoing, if (under circumstances in which FCCC has complied with all of its obligations under Section 1.1(a) above and the Sellers have complied with all of their respective obligations under Section 1.2 below), prior to the expiration of the Standstill Period FCCC receives an unsolicited written FCCC Acquisition Proposal from a third party that the Board of Directors of FCCC determines in good faith is a Superior Proposal, FCCC and its representatives may conduct such additional discussions and provide such information as the Board of Directors of FCCC shall determine, but only if, prior to such provision of such information or conduct of such additional discussions (i) such third party shall have entered into a confidentiality agreement with FCCC that is no less favorable to FCCC than the confidentiality provisions contained in this Agreement and (ii) the Board of Directors of FCCC determines in its good faith judgment, after consultation with and based upon the advice of counsel, that it is required to do so in order to comply with its fiduciary duties under applicable law.

          (c) In addition to the other obligations of FCCC set forth in this Section 1.1, FCCC shall immediately advise Wayfarer orally and in writing of any request for information with respect to any FCCC Acquisition Proposal, or any inquiry with respect to or which could result in a FCCC Acquisition Proposal, the material terms and conditions of such request, FCCC Acquisition Proposal or inquiry, and the identity of the Person making the same. Any information provided to Wayfarer by FCCC pursuant to this requirement shall be subject to the confidentiality requirements set forth in Section 10.7 of this Agreement.

          (d) If (i) FCCC consummates a transaction with a third party with whom, during the Standstill Period, FCCC had discussions or to whom, during the Standstill Period, FCCC provided information in accordance with the provisions of Section 1.1(b) above, and (ii) such transaction is consummated either (A) during the Standstill Period, or (B) within six (6) months after the expiration of the Standstill Period so long as FCCC actually issued a public announcement or press release regarding such transaction during the Standstill Period, then, within ten (10) business days of the consummation of such transaction, FCCC shall repay the Standstill Payment to Wayfarer, plus accrued interest from the date of this Agreement through the date of such repayment at a rate per annum equal to the Prime Rate in effect on the business day immediately prior to the date of such repayment plus 1%. For purposes of the preceding sentence, "Prime Rate" means the rate of interest per annum publicly announced from time to time by JP Morgan Chase & Co. as its prime rate in effect at its principal office in New York City.

        1.2    Standstill Agreement by Sellers.    Each Seller agrees that he or it, as the case may be, shall cease, and shall use his or its best efforts to cause his or its agents and representatives to cease, any discussions or negotiations with any Person that may be ongoing as of the date of this Agreement with respect to an FCCC Acquisition Proposal, and (b) during the Standstill Period, no Seller will, nor will they authorize or permit any of their respective agents or representatives to, directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any proposal that constitutes, or may reasonably be expected to lead to, any FCCC Acquisition Proposal, (ii) engage in any discussions or negotiations with, or disclose any non-public information relating to FCCC or afford access to the properties, books or records of FCCC to, any Person who is known by FCCC to be considering making, or has made, a FCCC Acquisition Proposal, (iii) amend or grant any waiver or release under any standstill agreement, agreement restricting a party from engaging in negotiations or discussions with other parties or any similar agreement with respect to any class of equity securities of FCCC or any of its material assets, or (iv) enter into any agreement or agreement in principle with respect to an FCCC Acquisition Proposal.

        1.3    Definition of Certain Terms Used in Sections 1.1 and 1.2.

          (a) For purposes of this Agreement, "Standstill Period" means the period ending 90 days after the date of this Agreement.

          (b) For the purposes of this Agreement, "FCCC Acquisition Proposal" means any offer or proposal from any Person (other than Wayfarer) for, or any indication of interest in (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction involving FCCC, (ii) the acquisition, directly or indirectly, of (A) an equity interest representing greater than 15% of the voting securities of FCCC or (B) assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of FCCC, or (iii) any transaction (x) the entering into or the consummation of which would reasonably be expected to be inconsistent in any material respect with the consummation of the Offer, or (y) that would reasonably be expected to prevent or materially delay, impede or adversely affect the consummation of the Offer.

          (c) For the purposes of this Agreement, "Person" means an individual, partnership, corporation, limited liability company, association, trust or other entity or organization.

          (d) For the purposes of this Agreement, "Superior Proposal" means any bona fide written FCCC Acquisition Proposal to effect a merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction as a result of which FCCC's stockholders cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction, or the sale of all or substantially all of FCCC's assets, which in any case is on terms that the Board of Directors of FCCC determines in its good faith judgment (with the advice of counsel), would, if consummated, result in a transaction that is more favorable to FCCC's stockholders than the transactions contemplated by this Agreement.

Section 2.    The Offer.

        2.1    Description of Offer.    No later than the end of the Standstill Period, Wayfarer intends to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")) and, subject to the terms and conditions set forth in this Agreement, close a tender offer (the "Offer") to purchase up to that number of the issued and outstanding shares of FCCC Common Stock (each, a "Share" and collectively, the "Shares") that shall ensure that upon consummation of the Offer, Wayfarer owns at least Sixty-Seven Percent (67%) of the outstanding Shares (giving effect to shares of FCCC Common Stock that Wayfarer will be entitled to acquire upon exercise of the Warrants). The number of shares for which Wayfarer tenders in accordance with the preceding sentence is referred to in this Agreement as the "Base Amount." The price in the Offer shall be $3.05 per Share (the "Offer Price"), subject to any required withholding of taxes, net to the sellers in cash. Wayfarer shall take such actions as may reasonably be necessary or appropriate to obtain the Base Amount, including, in its reasonable discretion, the engagement, at Wayfarer's expense, of a professional solicitation agent to solicit the tender of Shares in the Offer. Wayfarer's obligation to consummate the purchase of Shares in the Offer shall be subject to the Minimum Condition (as defined below) and the other conditions set forth in Annex I to this Agreement. If more Shares than the Base Amount are tendered in the Offer, Wayfarer shall be obligated to accept for payment, and pay for, only such number of Shares as constitutes the Base Amount, and in such event, the tendered Shares shall be accepted for payment on a pro rated basis in accordance with applicable rules and regulations of the Securities and Exchange Commission ("SEC"), including, without limitation, Rule 14d-8 under the Exchange Act.

        2.2    Costs of Offer.    No later than five (5) business days before the Offer is commenced, Wayfarer shall deposit in an escrow account with the tender agent for the Offer funds sufficient (the "Escrow Funds") to pay the sum of the following: (i) the aggregate purchase price for the Shares that Wayfarer may be obligated to accept for payment pursuant to the Offer, based on such number of Shares that shall satisfy the Minimum Condition, (ii) the aggregate purchase price for the Warrants as set forth in Section 5.2 of this Agreement, (iii) the aggregate Option Consideration as provided in Section 5.1 of this Agreement, and (iv) the estimated costs and expenses of the Offer that are payable by Wayfarer as provided herein, including, but not limited to, costs and expenses associated with the preparation, filing and mailing of the Offer documents, fees and expenses of Wayfarer's counsel, filing fees, and fees and expenses of any information agent and the depositary for the Offer. The sum of the foregoing amounts is referred to herein as the "Offer Expenses."

        2.3    Certain Conditions of the Offer.    If an Offer is commenced, the parties agree that Wayfarer's obligation to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject to (x) the satisfaction of the condition that at the expiration of the Offer there be validly tendered in accordance with the terms of the Offer and not withdrawn that number of Shares which, when taken together with (i) Shares (if any) then owned by Wayfarer and (ii) Shares that are issuable upon exercise of the Warrants, represents at least 67% of the Shares then outstanding, after giving effect to the issuance of shares of FCCC Common Stock upon exercise of the Warrants (the "Minimum Condition"), (y) the satisfaction of the condition that at the expiration of the Offer there shall be no impediment or obstacle to the consummation of Wayfarer's purchase of all of the Warrants on the terms set forth in this Agreement, and (z) the satisfaction (or waiver by Wayfarer) of the other conditions of the Offer including those set forth in Annex I. Wayfarer expressly reserves the right to elect not to commence the Offer, or, if the Offer is commenced, to waive any of such conditions to the extent legally permissible, to increase the price per Share payable in the Offer and to make any other changes in the terms of the Offer; provided, that Wayfarer shall not be permitted to waive the Minimum Condition if the number of Shares validly tendered in accordance with the terms of the Offer and not withdrawn represents less than 55% of the Shares then outstanding (not counting any Shares that may be issuable upon exercise of the Warrants); and provided, further, that no change in the terms of the Offer may be made without the prior written consent of FCCC, which FCCC may grant or withhold in its sole discretion, if such change would (i) decrease the price per Share payable in the Offer, (ii) change the form of, timing of payment of, or other material term or condition with respect to, the consideration to be paid in the Offer, or (iii) reduce the minimum number of Shares sought to be purchased in the Offer.

        2.4    Extension of Offer Period.    If Wayfarer commences an Offer, Wayfarer shall be permitted to (i) extend the Offer beyond the initial scheduled expiration date, which shall be twenty (20) business days following the date the Offer is commenced, or any subsequent scheduled expiration date, if, at the scheduled expiration of the Offer, any of the conditions to Wayfarer's obligation to accept for payment and to pay for Shares tendered shall not be satisfied or waived, and (ii) extend the Offer for any period required by any rule, regulation or interpretation of the SEC or the staff thereof applicable to the Offer; provided, that in no event shall Wayfarer be permitted to extend the expiration date of the Offer beyond the last day of the Standstill Period (such date, the "Outside Date"). If the Offer is not consummated by the Outside Date, this Agreement shall terminate as of such date, without further liability or obligation to the parties, and, in such event, FCCC shall retain without deduction or setoff the Standstill Payment and shall have no liability or obligation to Wayfarer with respect thereto except as provided in Section 1.1(d).

        2.5    Adjustment of Offer Price.    If, between the date of this Agreement and the first date on which Wayfarer accepts any shares of FCCC Common Stock for payment pursuant to the Offer (such date, the "Acceptance Date"), the outstanding shares of FCCC Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be adjusted to the extent appropriate.

        2.6    Schedule TO.    If Wayfarer commences the Offer, Wayfarer shall, as promptly as practicable on the date of commencement of the Offer, file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments, supplements and exhibits thereto, the "Schedule TO") with respect to the Offer. The Schedule TO shall contain or incorporate by reference an offer to purchase and forms of the related letter of transmittal and all other ancillary Offer documents (collectively, together with all amendments, supplements and exhibits thereto, the "Offer Documents"). Wayfarer shall cause the Offer Documents to be disseminated to the holders of the Shares as and to the extent required by applicable federal securities laws. Wayfarer, on the one hand, and FCCC, on the other hand, shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall be or shall have become false or misleading in any material respect or shall fail to state a material fact required to be stated therein in order to make the statements therein not misleading, and Wayfarer shall cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by applicable federal securities laws. FCCC and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule TO before it is filed with the SEC and disseminated to holders of Shares. Wayfarer agrees to provide FCCC and its counsel with copies of any comments, whether written or oral, that Wayfarer or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, to consult with FCCC and its counsel prior to responding to any such comments and to provide FCCC with copies of all such responses, whether written or oral. The costs and expenses associated with the preparation, filing and mailing of the Schedule TO shall be borne by Wayfarer.

Section 3.    Obligations of FCCC With Respect to the Offer.

        3.1    Schedule 14D-9.    As promptly as practicable on the date of commencement of an Offer, FCCC shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the "Schedule 14D-9") which shall contain a recommendation of the Board of Directors of FCCC that the stockholders of FCCC accept the Offer and tender their Shares to Wayfarer pursuant thereto. FCCC shall cause the Schedule 14D-9 to be mailed to holders of the Shares together with the Offer Documents. FCCC, on the one hand, and Wayfarer, on the other hand, shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall be or shall have become false or misleading in any material respect or shall fail to state a material fact required to be stated therein in order to make the statements therein not misleading, and FCCC shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by applicable federal securities laws. Wayfarer and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC and disseminated to holders of Shares. In addition, FCCC agrees to provide Wayfarer and its counsel with copies of any comments, whether written or oral, that FCCC or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, to consult with Wayfarer and its counsel prior to responding to any such comments and to provide Wayfarer with copies of all such responses, whether written or oral. Wayfarer shall reimburse FCCC, within five (5) business days of FCCC's written request, for FCCC's reasonable costs and expenses associated with the preparation, filing and mailing of the Schedule 14D-9, as well as any such costs and expenses associated with FCCC's obligations under Section 4.2 of this Agreement and Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder; provided, that prior to undertaking work on such Schedule 14D-9, FCCC and its counsel shall consult with Wayfarer and provide Wayfarer with a good faith estimate of the scope of work and anticipated fees and expenses; provided, further, that Wayfarer shall not be obligated to reimburse FCCC for such costs and expenses to the extent they exceed 125% of the estimated fees and expenses as provided to Wayfarer, except to the extent solely and exclusively caused by work requested to be performed by Wayfarer.

        3.2    Actions to Facilitate Offer.    Upon Wayfarer's deposit of the Escrow Funds, FCCC shall promptly furnish Wayfarer with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. FCCC shall furnish Wayfarer with such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance as Wayfarer or its agents may reasonably require in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, Wayfarer shall hold in confidence the information contained in such labels, listings and files, shall use such information solely in connection with the Offer, and, if the Offer is terminated, shall promptly deliver or cause to be delivered to FCCC all copies of such information, labels, listings and files then in its possession or control or in the possession or control of its agents or representatives.

Section 4.    Board of Directors of FCCC.

        4.1    General.    If Wayfarer commences an Offer, upon the purchase of Shares pursuant to the Offer and for so long thereafter as Wayfarer owns in the aggregate more than 50% of the outstanding Shares, Wayfarer shall be entitled to designate for appointment or election to FCCC's Board of Directors, upon written notice to FCCC, such number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on such Board (after giving effect to the directors designated by Wayfarer pursuant to this sentence) by the percentage that the number of Shares so owned by Wayfarer bears to the total number of Shares then outstanding; provided, that the directors designated by Wayfarer shall (i) have no criminal history (excluding traffic violations and similar misdemeanors), (ii) not have been found liable with respect to fraudulent conduct, either civilly or by any regulatory agency, and (iii) not have been the subject of any formal investigation by the Internal Revenue Service or the Securities and Exchange Commission. In furtherance thereof, FCCC shall, upon request of Wayfarer, use its reasonable best efforts to promptly cause Wayfarer's designees (and any replacement designees in the event that any designee shall no longer be on such Board of Directors) to be so appointed or elected to FCCC's Board of Directors and, in furtherance thereof, to the extent necessary, increase the size of such Board of Directors or use its reasonable best efforts to obtain the resignation of such number of its directors as is necessary to give effect to the foregoing provision. At such time, FCCC shall also, upon the request of Wayfarer, use its reasonable best efforts to cause such persons designated by Wayfarer to constitute at least the same percentage (rounded up to the next whole number) as is on FCCC's Board of Directors of each committee of FCCC's Board of Directors subject to compliance with applicable securities laws and NASD rules. Notwithstanding the foregoing, to the extent required by applicable law, the Board of Directors of FCCC shall have such number of directors who are not officers of FCCC and who are otherwise independent of FCCC within the meaning of applicable law (the "Independent Directors"); provided, that notwithstanding the foregoing, in no event shall the requirement to have Independent Directors result in Wayfarer's designees constituting less than a majority of the directors on FCCC's Board of Directors unless Wayfarer shall have failed to designate a sufficient number of persons to constitute at least a majority. Wayfarer acknowledges that no incumbent director of FCCC shall be under any obligation to remain on the Board of Directors following consummation of the Offer.

        4.2    Obligations Under Section 14(f).    FCCC shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under Section 4.1, including mailing to FCCC's stockholders the information required by such Section 14(f) and Rule 14f-1 (which FCCC shall mail together with the Schedule 14D-9 if it receives from Wayfarer the information below on a basis timely to permit such mailing) as is necessary to fulfill FCCC's obligations under Section 4.1. FCCC's obligations to appoint Wayfarer's designees to FCCC's Board of Directors pursuant to Section 4.1 shall be subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and to Wayfarer's compliance with its obligations under the following sentence. Wayfarer shall supply FCCC such information with respect to Wayfarer and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1 as is necessary in connection with the appointment of any of Wayfarer's designees under Section 4.1, and Wayfarer shall be solely responsible for the accuracy and completeness of such information. Wayfarer shall reimburse FCCC, within five (5) business days of FCCC's written request, for its reasonable costs and expenses associated with the preparation, filing and mailing of the information required under Section 14(f) and Rule 14f-1; provided, that prior to undertaking work on such information, FCCC and its counsel shall consult with Wayfarer and provide Wayfarer with a good faith estimate of the scope of work and anticipated fees and expenses; provided, further, that Wayfarer shall not be obligated to reimburse FCCC for such costs and expenses to the extent they exceed 125% of the estimated fees and expenses as provided to Wayfarer, except to the extent solely and exclusively caused by work requested to be performed by Wayfarer.

Section 5.    FCCC Warrants and Options.

        5.1    Options.    If Wayfarer undertakes an Offer, then, prior to the Acceptance Date, FCCC shall use its best efforts to provide that each option outstanding immediately prior to the Acceptance Date (all of which shall be deemed vested or exercisable in full immediately prior to such date) that represents the right to acquire shares of FCCC Common Stock (each, an "Option") shall be cancelled and converted at the Acceptance Date into the right to receive from FCCC a cash amount equal to the Option Consideration for each share of FCCC Common Stock then subject to such Option. The aggregate amount of cash necessary to pay the Option Consideration for any Options actually cancelled pursuant to the preceding sentence shall be provided by Wayfarer to FCCC and shall be paid by FCCC as soon after the Acceptance Date as shall be practicable (but in no event later than five (5) business days after the Acceptance Date). Notwithstanding the foregoing, FCCC shall be entitled to withhold from the Option Consideration such amounts as may be required to be withheld with respect to the making of such payment or the vesting of the Option under the Internal Revenue Code of 1986, as amended (the "Code") or any provision of state, local or foreign tax law. Prior to the Acceptance Date, FCCC shall make any amendments to the terms of the Stock Plans (as defined below), and shall use its reasonable best efforts to obtain any consents from holders of Options that, in each case, are necessary to give effect to the transactions contemplated by this Section 5.1.

        5.2    Warrants.

          (a) In the event Wayfarer consummates an Offer, the Warrantholders agree to sell to Wayfarer, and Wayfarer agrees to purchase from the Warrantholders, all of the Warrants. The purchase price per Warrant shall be equal to $2.55 per Warrant, which represents the difference between the Offer Price and the exercise price of the Warrant (as adjusted and in effect as of the date of this Agreement). The purchase price for the Warrants shall be paid by Wayfarer to the Warrantholders by official bank check or cashier's check as soon after the Acceptance Date as shall be practicable (but in no event later than the next business day after the Acceptance Date).

          (b) The obligation of Wayfarer to consummate the purchase of the Warrants on the terms described above shall be subject to the satisfaction or waiver of the following conditions: (i) the Offer shall have been consummated; (ii) the representations and warranties made by FCCC in sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.14 and 8.16, and by the Sellers in sections 7.1, 7.2, 7.3 and 7.4, shall have been true and correct when made and shall remain true and correct as of the Acceptance Date; (iii) the other representations and warranties made herein by FCCC and the Sellers (other than those referred to in the preceding clause (ii)), and the statements contained in the schedules to this Agreement or in any other document furnished to Wayfarer pursuant to this Agreement, shall have been true and correct in all material respects when made and shall remain true and correct as of the Acceptance Date; (iv) FCCC and the Sellers shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by such parties; and (v) the Warrantholders shall have delivered to Wayfarer the Warrants, duly endorsed by the Warrantholders to effect the transfer of the Warrants to Wayfarer.

          (c) Each of FCCC and the Sellers agrees that, in connection with Wayfarer's purchase of the Warrants, they shall take such action and execute such documents as shall be reasonably requested by Wayfarer to effect the termination of any existing registration rights held by the Sellers with respect to the shares of FCCC Common Stock issuable upon exercise of the Warrants or otherwise.

        5.3    Definitions of Certain Terms Used in Section 5.1.

          (a) For purposes of this Agreement, "Option Consideration" means, with respect to any share of FCCC Common Stock issuable under a particular Option, an amount equal to the excess, if any,

  of (i) the Offer Price per Share over (ii) the exercise price payable in respect of such share of FCCC Common Stock issuable under such Option.

          (b) For purposes of this Agreement, "Stock Plans" shall mean the plans of FCCC set forth in Schedule 5.3(b) hereto and any other stock option plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock or equity of FCCC.

Section 6.    Agreements of the Stockholders.

        6.1    Agreement to Tender.    If Wayfarer commences an Offer, each Stockholder hereby agrees (a) to promptly (and, in any event, not later than ten (10) business days after the date the Offer commences) validly tender or cause to be validly tendered, pursuant to and in accordance with the terms of the Offer, all of the Shares owned by such Stockholder as of the date of this Agreement (free and clear of any encumbrances or restrictions other than those arising under applicable federal securities laws and regulations with respect to transferability), and (b) if Stockholder acquires ownership of any additional Shares after the date of this Agreement, to promptly (and, in any event, not later than five business days after Stockholder acquires ownership of such additional Shares) validly tender or cause to be validly tendered, pursuant to and in accordance with the terms of the Offer, all of such additional Shares (free and clear of any encumbrances or restrictions other than those arising under applicable federal securities laws and regulations with respect to transferability). The Shares owned by the Stockholders or that may be acquired by the Stockholders as described above are referred to herein as the "Stockholder Shares."

        6.2    Mechanics of Tendering.    Upon receipt of instructions from Wayfarer, each Stockholder shall deliver to the depositary (the "Depositary") designated in the Offer (i) a letter of transmittal with respect to such Stockholder's Shares complying with the terms of the Offer together with instructions directing the Depositary to make payment for such Shares directly to the Stockholder, (ii) the certificates evidencing the Stockholder Shares, and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

        6.3    Agreement Not to Withdraw.    Each Stockholder agrees not to withdraw, and agrees not to permit the withdrawal of, any of the Stockholder Shares from the Offer unless and until the Offer expires without Wayfarer having accepted for payment any shares of FCCC Common Stock validly tendered in the Offer.

        6.4    Conditions of Offer.    Each Stockholder acknowledges and agrees that Wayfarer's obligation to accept for payment Shares in the Offer, including any Shares tendered by Stockholder, is subject to the terms and conditions of the Offer (including, without limitation, the Minimum Condition).

        6.5    Agreement to Vote Shares.    If Wayfarer commences an Offer, each Stockholder hereby agrees that, prior to the expiration of the Standstill Period, at any meeting of the stockholders of FCCC, however called, and in any written action by consent of stockholders of FCCC (except for a meeting or written action in respect of a Superior Proposal pursuant to Section 1.1(b) hereof), unless otherwise directed in writing by Wayfarer, the Stockholders shall cause the Stockholder Shares to be voted against the following actions (other than any transactions contemplated by this Agreement or the Offer): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving FCCC, including, without limitation, any such transaction that is contemplated by an FCCC Acquisition Proposal; (ii) any sale, lease, sublease, license, sublicense or transfer of a substantial portion of the rights or other assets of FCCC, including, without limitation, any such transaction that is contemplated by an FCCC Acquisition Proposal; (iii) any reorganization, recapitalization, dissolution or liquidation of FCCC, including, without limitation, any such transaction that is contemplated by an FCCC Acquisition Proposal; (iv) any change in a majority of the board of directors of FCCC; (v) any amendment to FCCC's certificate of incorporation or bylaws; (vi) any material change in the capitalization of FCCC or FCCC's corporate structure; and (vii) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the completion of the Offer or any of the other transactions contemplated by this Agreement. Prior to the expiration of the Standstill Period, the Stockholders shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the preceding sentence.

        6.6    Grant of Proxy.    Contemporaneously with the commencement of an Offer by Wayfarer: (i) each Stockholder shall deliver to Wayfarer a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable through the earlier of (a) the date Wayfarer notifies FCCC and the Sellers in writing that Wayfarer has determined not to commence an Offer, (b) the Outside Date, and (c) the Acceptance Date, to the fullest extent permitted by law with respect to the shares referred to therein (the "Proxy"); and (ii) each Stockholder shall cause to be delivered to Wayfarer an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of FCCC Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act), but not of record, by such Stockholder. Each Stockholder shall perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in Wayfarer the power to carry out and give effect to the provisions of this Agreement, and Wayfarer shall reimburse the Stockholders, within five (5) business days of their written request, for all reasonable costs and expenses incurred in connection therewith. The Stockholders shall not enter into any tender, voting or other agreement, or grant a proxy or power of attorney, with respect to any of the Stockholder Shares that is inconsistent with this Agreement or otherwise take any other action with respect to any of the Stockholder Shares that would in any way restrict, limit or interfere with the performance of the Stockholders' obligations hereunder or the transactions contemplated hereby.

        6.7    Restrictions on Transfer.    Subject to Section 6.8, during the period from the date of this Agreement through the expiration of the Standstill Period, no Seller shall, directly or indirectly, cause or permit any Transfer (as defined below) of any of the Stockholder Shares or the Warrants owned by such Seller to be effected other than as contemplated by this Agreement. During the period from the date of this Agreement through the expiration of the Standstill Period, each Seller shall ensure that, other than as contemplated by this Agreement: (a) none of the Stockholder Shares and none of the shares of FCCC Common Stock issuable upon exercise of the Warrants is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Stockholder Shares or any of the shares of FCCC Common Stock issuable upon exercise of the Warrants.

        6.8    Exceptions to Transfer Restrictions.    Section 6.8 shall not prohibit a Transfer of Shares or Warrants by a Seller (i) to any member of Seller's immediate family, or to a trust for the benefit of Seller or any member of Seller's immediate family, or to an entity controlled by or under common control with such Seller, or (ii) upon the death of Seller; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Wayfarer, to be bound by all of the terms of this Agreement. No such transfer shall constitute or result in a release of any transferor from any of its obligations under this Agreement, and following any such transfer the transferor shall remain jointly and severally liable with the transferee for any breach of this Agreement by the transferee.

        6.9    Definition of "Transfer."    For the purposes of this Agreement, a Person shall be deemed to have a effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Wayfarer; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Wayfarer; or (iii) reduces such Person's beneficial ownership of, interest in or risk relating to such security.

Section 7.    Representations and Warranties of the Sellers.    Each of the Sellers severally represents and warrants to Wayfarer as follows:

        7.1    Valid Title.

          (a)    Schedule 7.1(a)    to this Agreement sets forth, with respect to each Stockholder, the number of Shares owned of record or beneficially by such Stockholder, and, with respect to each Seller, the number of options to purchase shares of FCCC Common Stock owned by such Seller. Each Stockholder is the sole, true, lawful and beneficial owner of such Stockholder's Shares with no restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto, other than restrictions on transfer under the Securities Act of 1933, as amended (the "Securities Act"), due to the fact that such Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. If accepted for payment by Wayfarer pursuant to the Offer, each Stockholder will convey good and valid title to such Stockholder's Shares being purchased free and clear of any and all claims, liens, charges, encumbrances and security interests. None of such Stockholder's Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

          (b)    Schedule 7.1(b)    to this Agreement sets forth, with respect to each Warrantholder, the number of Warrants owned by such Warrantholder, as well as the exercise price (including any calculation with respect to adjustments to such exercise price), expiration date, and the extent to which such Warrant is vested and exercisable. Each Warrantholder is the sole, true, lawful and beneficial owner of such Warrantholder's Warrants with no restrictions on such Warrantholder's rights of disposition pertaining thereto other than restrictions on transfer under the Securities Act due to the fact that such Warrants are "restricted securities" within the meaning of Rule 144 under the Securities Act. Upon the consummation of Wayfarer's purchase of the Warrants pursuant to this Agreement, each Warrantholder will convey good and valid title to such Warrantholder's Warrants being purchased free and clear of any and all claims, liens, charges, encumbrances and security interests. None of such Warrantholder's Warrants is subject to any voting trust or other agreement or arrangement with respect to the voting of such Warrants or the shares of FCCC Common Stock underlying such Warrants.

        7.2    Non-Contravention.    The execution and delivery of this Agreement and the Proxy do not, and the performance of this Agreement and the Proxy will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Seller or by which Seller or any of Seller's assets is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Stockholder Shares or Warrants pursuant to, any contract to which Seller is a party or by which Seller or any of Seller's affiliates, family members or assets is or may be bound or affected if the termination, amendment, acceleration, cancellation, restriction or encumbrance would have an adverse effect on Seller's ability to execute, deliver or perform its obligations under this Agreement or on any of Wayfarer's rights hereunder. The execution and delivery of this Agreement and the Proxy by Seller do not, and the performance of this Agreement and the Proxy by Seller will not, require any consent or approval of any Person.

        7.3    Binding Effect.    Each Seller has full legal right, capacity, power and authority to execute this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Seller and is the valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform such Agreement.

        7.4    Total Shares and Warrants.    As of the date of this Agreement: (a) each Stockholder holds of record or beneficially (free and clear of any encumbrances or restrictions) the number of outstanding shares of FCCC Common Stock set forth in Schedule 7.1(a); (b) each Seller holds (free and clear of any encumbrances or restrictions) the options to acquire shares of FCCC Common Stock set forth in Schedule 7.1(a); (c) each Warrantholder holds (free and clear of any encumbrances or restrictions) the Warrants set forth in Schedule 7.1(b); and (d) each Seller does not directly or indirectly own any shares of capital stock or other securities of FCCC, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of FCCC, other than the shares and options, and warrants set forth on Schedule 7.1(a)and Schedule 7.1(b). With respect to all of the Shares beneficially owned by each Stockholder, such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in this Agreement, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. With respect to all of the Warrants beneficially owned by each Warrantholder, such Warrantholder has sole power to issue instructions with respect to the matters set forth in this Agreement, sole power of disposition, sole power of conversion, and sole power to agree to all of the matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. The terms "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

Section 8.    Representations and Warranties of FCCC.    FCCC represents and warrants to Wayfarer as follows:

        8.1    Due Incorporation and Good Standing.    FCCC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Connecticut, and has all corporate powers required to carry on its business as now conducted. FCCC is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary. FCCC has heretofore made available to Wayfarer true and complete copies of FCCC's certificate of incorporation and bylaws, with all amendments thereto and as currently in effect.

        8.2    Due Authorization.    The execution, delivery and performance by FCCC of this Agreement and the consummation by FCCC of the transactions contemplated hereby are within FCCC's corporate powers and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of FCCC, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors' rights and remedies and to general principles of equity.

        8.3    No Filings Required.    The execution, delivery and performance by FCCC and the Sellers of this Agreement and the consummation by FCCC and the Sellers of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental entity other than compliance with any applicable requirements of the Exchange Act.

        8.4    Non-Contravention.    The execution, delivery and performance by FCCC and the Sellers of this Agreement and the consummation by FCCC and the Sellers of the transactions contemplated hereby do not and will not (a) contravene or conflict with FCCC's certificate of incorporation or bylaws, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to FCCC, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of FCCC or to a loss of any benefit or status to which FCCC is entitled under any provision of any agreement binding upon FCCC or any license, franchise, permit or other similar authorization held by FCCC, or (d) result in the creation or imposition of any lien on any asset of FCCC.

        8.5    Capitalization.

          (a) As of the date hereof, the authorized capital stock of FCCC consists of 22,000,000 shares of FCCC Common Stock and no shares of preferred stock. As of the date of this Agreement, there were outstanding (i) 1,423,382 shares of FCCC Common Stock, (ii) options to purchase an aggregate of 169,000 shares of FCCC Common Stock (all of which options are, or shall be, exercisable as of the date immediately preceding the Acceptance Date), and (iii) warrants to purchase an aggregate of 200,000 shares of FCCC Common Stock (all of which warrants are exercisable as of the date hereof). All outstanding shares of capital stock of FCCC have been duly authorized and validly issued and are fully paid and nonassessable. Schedule 8.5(a) hereto sets forth, with respect to each tranche of options and warrants, the exercise price, expiration date, and the extent to which such tranche is vested and exercisable.

          (b) As of the date hereof, except as set forth in Section 8.5(a), there are no outstanding (x) shares of capital stock or other voting securities of FCCC, (y) securities of FCCC convertible into or exchangeable for shares of capital stock or voting securities of FCCC, or (z) options or other rights to acquire from FCCC, and no obligation of FCCC to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of FCCC (the items in clauses (x), (y) and (z) being referred to collectively as the "FCCC Securities"). There are no outstanding obligations of FCCC or any other party to repurchase, redeem or otherwise acquire any FCCC Securities. There are no outstanding agreements or other understandings or commitments of any kind of FCCC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. Except as contemplated by this Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which FCCC is a party relating to voting, registration or disposition of any shares of capital stock of FCCC or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of FCCC.

        8.6    No Subsidiaries.    FCCC has no direct or indirect, or wholly or partly owned subsidiaries. FCCC is not party to any stockholder agreements, voting trusts or other similar agreements or understandings. FCCC has no investments of any kind (whether in the form of loans, equity investments, limited partnership interests, general partnership interests, or other forms of investment) in any other Person. There are no outstanding obligations of FCCC requiring FCCC to make any investment in any other Person.

        8.7    SEC Documents; Financial Statements.

          (a) FCCC has filed all required reports, schedules, forms and registration, proxy and other statements with the SEC since June 30, 2003, and, to the knowledge of FCCC, FCCC has filed all required reports, schedules, forms and registration, proxy and other statements with the SEC since January 1, 2001 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "SEC Documents"). As of their respective effective dates (in the case of SEC Documents that are registration statements filed pursuant to the Securities Act of 1933, as amended (the "Securities Act")) and as of their respective SEC filing dates (in the case of all other SEC Documents), the SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such SEC Documents, and none of the SEC Documents filed since June 30, 2003, as of the respective dates of such documents, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b) Since June 30, 2003, the financial statements of FCCC included in the SEC Documents have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and applicable SEC accounting rules (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and, to FCCC's best knowledge after due inquiry, fairly present in all material respects the financial position of FCCC as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

          (c) FCCC's auditor is (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (ii) "independent" with respect to FCCC within the meaning of Regulation S-X under the Exchange Act and (iii) to the knowledge of FCCC in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and the Public Company Accounting Oversight Board.

          (d) Except as set forth on Schedule 8.7(d) hereto, to FCCC's best knowledge after due inquiry, FCCC does not have any liabilities of any nature, whether accrued, absolute, contingent or otherwise, which, if known, would be required to be reflected or reserved against on a balance sheet of FCCC prepared in accordance with GAAP or the notes thereto, except liabilities reflected or reserved against on the balance sheet of FCCC as of December 31, 2003 (the "Balance Sheet Date") (including the notes thereto) included in FCCC's Quarterly Report on Form 10-QSB for the fiscal quarter then ended.

          (e) FCCC has delivered to Wayfarer an accurate and complete copy of FCCC's quarterly reports on Form 10-QSB for each of the three month periods ended June 30, 2003, September 30, 2003, and December 31, 2003. The unaudited financial statements for the periods described in such reports (the "Unaudited Financial Statements"): (i) were prepared in accordance with GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 8.7(b) were prepared; and (ii) fairly present in all material respects the financial position of FCCC as of the end of each of the quarterly periods covered by such reports and the results of operations and cash flows of FCCC for the periods covered by such reports, except that the Unaudited Financial Statements may not contain footnotes and are subject to normal and recurring adjustments that will not, individually or in the aggregate, be material in amount. FCCC shall provide to Wayfarer, as soon as practicable upon availability, the audited financial statements of FCCC for the fiscal year ended March 31, 2004.

          (f) To FCCC's best knowledge after due inquiry, FCCC maintains disclosure controls and procedures required by Rule 13a-15 under the Exchange Act as in effect on the date of this Agreement and such controls and procedures are effective to ensure that all material information concerning FCCC and its business is made known on a timely basis to the individuals responsible for the preparation of FCCC's SEC Documents and other public disclosure documents. Except as disclosed in the SEC Documents, each director and officer of FCCC has filed with or furnished to the SEC all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since June 30, 2003.

          (g) Except to the extent disclosed in the SEC Documents, there are no transactions, agreements, arrangements or understandings between FCCC, on the one hand, and FCCC's directors, officers, affiliates or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

        8.8    No Changes.    Except to the extent disclosed in FCCC's reports filed with the SEC, since the Balance Sheet Date, FCCC has conducted its business only in the ordinary course consistent with past practice and, since such date, there has not been (a) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of FCCC, (b) any material adverse change in the business, assets, operations, condition (financial or otherwise), prospects or liabilities (including, without limitation, contingent liabilities) of FCCC, (c) any action, event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on FCCC's business, assets, operations, condition (financial or otherwise), prospects, or liabilities (including, without limitation, contingent liabilities), or (d) any agreement by FCCC to take any of the actions described in this Section 8.8.

        8.9    Legal Proceedings.    As of the date hereof, other than as set forth on Schedule 8.9 hereto, there is no action, suit, investigation, arbitration or proceeding pending against, or to the knowledge of FCCC threatened against, FCCC, or any of the Sellers, or any of their respective assets or properties before any arbitrator or governmental entity. There are no outstanding injunctions against FCCC, and there are no outstanding judgments, decrees, awards, or orders with respect to FCCC which have not been satisfied and complied with in full or which require FCCC to take, or refrain from taking, action in the future.

        8.10    Contracts and Other Obligations.    As of the date hereof, the only contracts, agreements, or other obligations to which FCCC is a party or to which it is otherwise bound are identified on Schedule 8.10 hereto. FCCC is not a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any Person. No officer, director or significant stockholder of FCCC (including the Sellers), or affiliate of such officer, director or significant stockholder, is currently a party to any transaction, understanding or commitment with FCCC, including, without limitation, any agreement providing for the employment of, furnishing of services by, rental of assets from or to, requiring payments on a change of control of FCCC or otherwise requiring payments to, any such officer, director, significant stockholder or affiliate, except as disclosed on Schedule 8.10 hereto.

        8.11    Taxes.    Since June 30, 2003, all tax returns required to be filed with any taxing authority by, or with respect to, FCCC have been filed in substantial compliance with all applicable laws. Since June 30, 2003, FCCC has timely paid all taxes shown as due and payable on such returns that have been so filed and all other taxes not subject to reporting obligations, and, as of the time of filing, the tax returns filed by FCCC were complete and correct (other than taxes that are being contested in good faith and for which adequate reserves are reflected on FCCC's balance sheet in accordance with GAAP). FCCC has made adequate provision in accordance with GAAP for all taxes payable by it for which no tax return has yet been filed. FCCC has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of taxes. Notwithstanding the foregoing, no representation or warranty is made with respect to the availability of, or ability to use, any tax loss carryforwards.

        8.12    Compliance with Laws.    To FCCC's best knowledge after due inquiry, FCCC is not in violation of, and has not violated, any applicable provisions of any laws, statutes, ordinances, regulations, judgments, injunctions, orders or consent decrees. FCCC has all permits, licenses, approvals, authorizations of and registrations with and under all federal, state, local and foreign laws, and from all governmental entities required by FCCC to carry on its businesses as currently conducted.

        8.13    No Brokers or Finders Fees.    No investment banker, broker or finder is entitled to a commission or fee from FCCC or the Sellers in respect of this Agreement or the sale of the Seller's Shares or Warrants pursuant to the Offer or this Agreement, whether based on any arrangement or agreement made by or on behalf of FCCC or any of the Sellers.

        8.14    Information Provided by FCCC in Offer Documents.    Neither the Schedule 14D-9 nor any information supplied (or to be supplied) in writing by or on behalf of FCCC for inclusion in the Offer Documents will, at the respective times the Schedule 14D-9, the Offer Documents, or any amendments or supplements thereto, are filed with the SEC or are first published, sent or given to stockholders of FCCC, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, FCCC makes no representation or warranty with respect to information supplied by or on behalf of Wayfarer for inclusion in any of the foregoing documents.

        8.15    Employee Benefit Plans.    FCCC has no "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")). FCCC is not party to, and does not maintain any written or unwritten employee plans or agreements, employment agreements, severance plans, agreements, programs or policies, for the benefit of its employees, officers or directors. FCCC has a dormant dividend reinvestment plan, pursuant to which a total of 41,242 shares of FCCC's outstanding Common Stock have been issued.

        8.16    Disclosure.    This Agreement does not contain any representation, warranty or information that is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

Section 9.    Representations and Warranties of Wayfarer.    Wayfarer represents and warrants to FCCC and each of the Sellers as follows:

        9.1    Corporate Power and Authority.    Wayfarer has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Wayfarer of this Agreement and the consummation by Wayfarer of the transactions contemplated hereby have been duly authorized by the board of directors of Wayfarer and no other corporate action on the part of Wayfarer is necessary to authorize the execution, delivery or performance by Wayfarer of this Agreement and the consummation by Wayfarer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Wayfarer and is a valid and binding agreement of Wayfarer, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally.

        9.2    Non-Contravention.    The execution, delivery and performance by Wayfarer of this Agreement and the consummation by Wayfarer of the transactions contemplated hereby do not and will not (a) contravene or conflict with Wayfarer's certificate of incorporation or bylaws, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Wayfarer, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Wayfarer or to a loss of any benefit or status to which Wayfarer is entitled under any provision of any agreement binding upon Wayfarer or any license, franchise, permit or other similar authorization held by Wayfarer, or (d) result in the creation or imposition of any lien on any asset of Wayfarer, except in the case of clauses (c) and (d) above, for any such default, loss of benefit or lien that will not have a material adverse effect on Wayfarer's ability to purchase and pay for shares of FCCC Common Stock pursuant to the Offer.

        9.3    Information Provided by Wayfarer in Offer Documents.    None of the information supplied or to be supplied by or on behalf of Wayfarer for inclusion in the Offer Documents will, at the time the Offer Documents are mailed to the stockholders of FCCC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by Wayfarer with respect to written information supplied by FCCC specifically for inclusion in the Offer Documents.

        9.4    Funds to Consummate Offer.    Wayfarer will have deposited, by the date that is five (5) business days prior to the date it expects to commence the Offer, the Escrow Funds with the tender agent for the Offer, and such Escrow Funds shall be sufficient to pay the Offer Expenses.

        9.5    Brokers or Finders Fees.    Wayfarer has engaged, retained or otherwise agreed to pay the finders and/or brokers listed on Schedule 9.5 ("Wayfarer's Finders") in connection with the transactions contemplated by and described in this Agreement. Wayfarer shall be solely responsible for the payment of any commission or fee due to Wayfarer's Finders and any other person or entity claiming or seeking a fee or commission in connection with the transactions contemplated by and described in this Agreement and shall indemnify and hold FCCC, Zimmerman, Cohen, the Cohen Plan and Zimmerman & Co. harmless with respect thereto.

        9.6    Intended Business of Wayfarer.    Following consummation of the Offer contemplated by the Agreement, Wayfarer intends to become a vertically integrated bank holding company engaged in the business of internet banking, community banking, and mortgage lending.

Section 10.    Certain Covenants.    In addition to the covenants of FCCC set forth in Section 1 of this Agreement, FCCC and Wayfarer agree to the following covenants:

        10.1    Conduct of Business of FCCC.    FCCC hereby covenants and agrees that, from the date of this Agreement until the expiration of the Standstill Period, FCCC, unless otherwise expressly contemplated by this Agreement, will carry on its business only in the ordinary course of business, use its reasonable best efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with third parties having business dealings with it, and use its reasonable best efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained. Without limiting the generality of the foregoing, except as otherwise expressly contemplated by this Agreement, until the expiration of the Standstill Period, FCCC shall not:

          (a) (i) declare, set aside or pay any cash or non-cash dividend on, or make any other cash or non-cash distribution in respect of, any outstanding shares of capital stock or other outstanding securities of FCCC, (ii) redeem, purchase or otherwise acquire any shares of capital stock of FCCC or any securities or obligations convertible into or exchangeable for any shares of capital stock of FCCC, or any options, warrants or conversion or other rights to acquire any shares of capital stock of FCCC or any such securities or obligations, or any other securities thereof, or (iii) otherwise make any cash or non-cash payment to any holder of shares of capital stock or other outstanding securities of FCCC;

          (b) (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee of FCCC, (ii) grant any severance or termination pay to, or enter into any severance agreement with, any director, officer or employee, or enter into any employment agreement, change of control agreements or other similar agreement or understanding with any director, officer or employee of FCCC, (iii) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement to any director, officer or employee of FCCC, or (iv) take any action to fund or in any other way secure the payment of compensation or benefits under any agreement; and

          (c) make any other payment or distribution of cash or other assets to any party, except for payments for normal operating expenses consistent with past practice and as required pursuant to existing written contractual obligations. Notwithstanding the generality of the foregoing, and for the avoidance of doubt, FCCC shall be permitted to pay reasonable costs and expenses associated with the performance of its obligations under this Agreement and in conjunction with the Offer.

        10.2    Actions in Breach of Agreement.    Neither FCCC nor Wayfarer shall knowingly take any action that would, or that could reasonably be expected to, result in (a) any of the representations and warranties of such party set forth in this Agreement becoming untrue, or (b) the failure of such party to comply with the covenants set forth in this Agreement.

        10.3    Access for Due Diligence.    From the date of this Agreement through the expiration of the Standstill Period, each of FCCC and Wayfarer shall (i) afford to the other party and its respective officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours, subject to reasonable advance notice, to all of its properties, agreements, books, records and personnel, and (ii) furnish promptly to the other party all other information concerning its business, operations, prospects, condition (financial or otherwise), assets, liabilities and personnel as such other party may reasonably request.

        10.4    Notice About Certain Events.    From the date of this Agreement through the expiration of the Standstill Period, FCCC shall provide prompt written notice to Wayfarer of the occurrence of any material developments concerning its business and assets, including any material adverse developments causing a breach of any of its representations and warranties contained herein.

        10.5    Publicity.    Neither FCCC nor Wayfarer shall issue or make any press release or other public statement with respect to this Agreement or the Offer without the prior review of, and consent to, such press release or statement by the other party, such consent not to be unreasonably withheld. FCCC and Wayfarer shall consult with each other about any such press release or public statement.

        10.6    Cooperation.    Each of FCCC and Wayfarer shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with the preparation of the Offer Documents and in connection with any filing or submission with the SEC or any other governmental entity in connection with the transactions contemplated hereby, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to any governmental entity regarding such transactions. Without limiting any other provision of this Agreement, whenever any party hereto becomes aware of any event or change which is required to be set forth in an amendment or supplement to the Offer Documents or the Schedule 14D-9, such party shall promptly inform the other parties thereof and each of the parties shall cooperate in the preparation, filing with the SEC and (as and to the extent required by applicable federal securities laws) dissemination to FCCC's stockholders of such amendment or supplement.

        10.7    Confidentiality.    Each party (a "Receiving Party") agrees to take reasonable precautions and exercise due care to maintain the confidentiality of all non-public information provided to it by the other party (a "Providing Party") in connection with this Agreement. The Receiving Party shall not use any non-public information provided by the Providing Party for any purpose or in any manner other than pursuant to the terms contemplated by this Agreement, except to the extent such information (a) was or becomes generally available to the public other than as a result of a disclosure by the Receiving Party, or (b) was or becomes available on a non-confidential basis from a source other than the Providing Party, provided that such source is not bound by a confidentiality agreement with the Providing Party known to the Receiving Party; provided, further, that the Receiving Party may disclose such information (A) at the request of any regulatory authority or in connection with an examination of the Receiving Party by any such authority; (B) pursuant to subpoena or other court process; (C) when required to do so in accordance with the provisions of any applicable law; and (D) to the Receiving Party's independent auditors and legal counsel. Notwithstanding the foregoing, if Receiving Party is required by legal process to disclose any non-public information of Providing Party, it will timely notify Providing Party of such request or requirement so that Providing Party may seek an appropriate protective order or other remedy. If such protective order or other remedy is not obtained, or if

Providing Party waives compliance with the provisions hereof, Receiving Party agrees that it shall (i) furnish only that portion of the information which it is legally compelled to disclose, and (ii) advise Providing Party of such disclosure.

        10.8    Limitation on FCCC's and the Sellers' Liability to Wayfarer.    The liability of FCCC and the Sellers to Wayfarer in respect of any claim brought by Wayfarer against FCCC or any of the Sellers and relating to any breach or alleged breach by FCCC or any of the Sellers of any representation, warranty, undertaking, covenant or other agreement contained in this Agreement shall be limited to, and shall not exceed, $250,000 in the aggregate for all such claims.

Section 11.    Miscellaneous.

        11.1.    Expenses.    Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Offer shall be paid by the party incurring such cost or expense.

        11.2    Additional Agreements.    Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations and which may be required under any agreements, contracts, commitments, instruments, understandings, arrangements or restrictions of any kind to which such party or by which such party is governed or bound, to consummate and make effective the transactions contemplated by this Agreement.

        11.3    Notices.    All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses or sent by electronic transmission to the following telecopier numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

      (a)
      If to Wayfarer:

      Wayfarer Financial Group, Inc.
      1200 Main Street, 8th Floor
      Columbia, SC 29201
      Telephone: (803) 775-8592
      Facsimile: (803) 775-7811
      Attention: William H. Nock

      With a copy (which shall not constitute notice) to:

      Covington & Burling
      1201 Pennsylvania Avenue, N.W.
      Washington, DC 20004
      Telephone: (202) 662-6000
      Facsimile: (202) 662-6291
      Attention: David H. Engvall, Esq.

      (b)
      If to FCCC:

      FCCC, Inc.
      200 Connecticut Avenue, 5th Floor
      Norwalk, CT 06854
      Telephone: (203) 855-7700
      Facsimile: (203) 854-1652
      Attention: President

      With copies (which shall not constitute notice) to:

      Jay J. Miller, Esq.
      430 East 57th Street
      New York, NY 10022
      Telephone: (212) 758-5577
      Facsimile: (212) 758-0624

      Duane Berlin, Esq.
      Lev & Berlin, P.C.
      200 Connecticut Avenue, 5th Floor
      Norwalk, CT 06854
      Telephone: (203) 838-8500
      Facsimile: (203) 854-1652

      Mr. Martin Cohen
      27 East 65th Street
      Apt. 11A
      New York, NY 10021
      Telephone: (212) 744-8537
      Facsimile: (212) 744-7245

      Mr. Bernard Zimmerman
      18 High Meadow Road
      Weston, CT 06883
      Telephone: (203) 226-5165
      Facsimile: (203) 222-0111

      (c)
      If to the Sellers:

      The Cohen Profit Sharing Plan
      Mr. Martin Cohen
      27 East 65th Street
      Apt. 11A
      New York, NY 10021
      Telephone: (212) 744-8537
      Facsimile: (212) 744-7245

      Bernard Zimmerman & Company, Inc.
      Mr. Bernard Zimmerman, President
      18 High Meadow Road
      Weston, CT 06883
      Telephone: (203) 226-5165
      Facsimile: (203) 222-0111

        11.4    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        11.5    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        11.6    Amendments.    This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

        11.7    Entire Agreement.    This Agreement (together with the Exhibits, Schedules, and Annexes) constitutes the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

        11.8    Assignment.    This Agreement shall not be assigned by any party hereto, by operation of law or otherwise.

        11.9    Governing Law.    This Agreement shall be construed in accordance with and governed by the law of Connecticut without giving effect to the principles of conflicts of laws thereof.

        11.10    Jurisdiction.    Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of any court of the Untied States located in the State of Connecticut or of any Connecticut state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

        11.11    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

WAYFARER FINANCIAL GROUP, INC.
By:	/s/ WILLIAM H. NOCK Name: William H. Nock Title: President and Chief Financial Officer
FCCC, INC.
By:	/s/ BERNARD ZIMMERMAN Name: Bernard Zimmerman Title: President and Chief Operating Officer
THE COHEN PROFIT SHARING PLAN
By:	/s/ MARTIN COHEN Name: Martin Cohen Title: Trustee
/s/ MARTIN COHEN MARTIN COHEN
BERNARD ZIMMERMAN & COMPANY, INC.
By:	/s/ BERNARD ZIMMERMAN Name: Bernard Zimmerman Title: President
/s/ BERNARD ZIMMERMAN BERNARD ZIMMERMAN

Annex I

Anticipated Conditions to Wayfarer's Obligation to Consummate the Offer

        Wayfarer anticipates that the Offer will provide that Wayfarer will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered shares if (i) the Minimum Condition shall not have been satisfied at the expiration of the Offer, or (ii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

        (a) there shall be any injunction, judgment, ruling, order or decree instituted, issued or entered, or any law enacted, issued, promulgated, amended or enforced, by any governmental entity, which restrains, enjoins, prohibits or makes illegal the consummation of the Offer;

        (b) (A) the representations and warranties of FCCC set forth in the Agreement shall not be true and correct in any material respect at and as of the expiration of the Offer as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), or (B) FCCC shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Agreement to be performed or complied with by it prior to the expiration of the Offer;

        (c) since the date of the Agreement, there shall have been any material adverse change in the business, assets, operations, condition (financial or otherwise), prospects or liabilities (including, without limitation, contingent liabilities) of FCCC; provided, that FCCC's payment of reasonable costs and expenses associated with the performance of its obligations under this Agreement and in connection with the Offer shall not be deemed, in and of itself, to constitute such a material adverse change; or

        (d) a moratorium on lending by banks shall have been declared by any New York or United States governmental entity.

        The foregoing conditions are for the sole benefit of Wayfarer and may be asserted by it regardless of the circumstances giving rise to such conditions or may be waived by Wayfarer, in whole or in part at any time and from time to time in the sole discretion of Wayfarer. The failure by Wayfarer at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

        If the Offer is terminated, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

Schedule 5.3(b)

FCCC Stock Plans

1.
1999 Stock Option Plan

2.
2002 Equity Incentive Plan

Schedule 7.1(a)

Shares of FCCC Common Stock Owned by Stockholders

NAME	NUMBER OF SHARES
Cohen Profit Sharing Plan	188,300
Bernard Zimmerman & Company, Inc.	188,300

Options to Purchase FCCC Common Stock Owned by Sellers

None

Schedule 7.1(b)

Warrants Owned by Warrantholders

NAME	NUMBER OF WARRANTS
Martin Cohen	100,000
Bernard Zimmerman	100,000

Schedule 8.5(a)

FCCC Options and Warrants

OPTIONS

PLAN	EXERCISE PRICE/SHARE	NUMBER OF OPTIONS	EXPIRATION DATE
2002	$1.05	45,000	10/03/13
1999	0.64	44,500	05/03/11
Non-Plan	0.82	79,500	09/30/07

TOTAL		169,000

        Pursuant to Section 5.1 of this Agreement, all Options outstanding shall be deemed vested or exercisable in full immediately prior to the Acceptance Date.

WARRANTS

EXERCISE PRICE/SHARE	NUMBER OF WARRANTS	VESTED DATE	EXPIRATION DATE
$0.50	200,000	06/30/03	06/30/08

Schedule 8.7(d)

FCCC Liabilities

        FCCC is obligated under a letter of credit issued to the Town of Fairfield, Connecticut in the amount of $2,750. Pursuant to the terms the sale of FCCC's assets, consummated as of June 2003, the purchaser placed funds in escrow with Lev & Berlin, P.C. at closing to secure the obligations of FCCC under this letter of credit. No amounts have been drawn or are expected to be drawn on this letter of credit.

Schedule 8.9

Litigation

        FCCC, Inc. has been named as a defendant in a tax lien foreclosure action commenced by the City of New Haven on May 10, 2004. FCCC has no liability with respect to the tax due and has been named in the foreclosure only because it was the holder of record of a mortgage that is junior in interest to the tax lien being foreclosed. Pursuant to the terms of the Asset Purchase Agreement dated June 28, 2002 and Asset Sale in connection therewith consummated as of June 30, 2003, all responsibility and obligation with respect to the mortgage and the present action thereon lies with the purchaser in the sale. FCCC plans to coordinate the release of the mortgage and obtain the withdrawal by the City of New Haven of its part of the foreclosure action against FCCC.

Schedule 8.10

Contracts and Other Obligations

1.
The Company rents office space located at 200 Connecticut Avenue, 5th Floor, Norwalk, Connecticut pursuant to a one (1) year lease expiring on June 30, 2004 and continuing on a month-to-month basis thereafter.

2.
FCCC has entered into a consulting agreement with Martin Cohen, dated July 1, 2003, to provide consulting services with respect to the business and finances of FCCC. The consulting agreement expires on July 1, 2006.

3.
FCCC has entered into a consulting agreement with Bernard Zimmerman & Company, Inc., dated July 1, 2003, to provide consulting services with respect to the business and finances of FCCC. The consulting agreement expires on July 1, 2006.

4.
All Directors of FCCC, except Martin Cohen and Bernard Zimmerman, receive a fee of $300 per Board meeting. Audit Committee members receive a fee of $300 per Audit Committee meeting, provided that Audit Committee meetings are held on a different day than meetings of the Board of Directors.

Schedule 9.5

Wayfarer's Finders

Renee Divers

Exhibit A

Form of Irrevocable Proxy

        The undersigned stockholder ("Stockholder") of FCCC, Inc., a Connecticut corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes William H. Nock and [                        ], and each of them, the attorneys and proxies of Stockholder, with full power of substitution and resubstitution, to the full extent of Stockholder's rights with respect to: (a) the outstanding shares of capital stock of the Company owned of record by Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy; and (b) any and all other shares of capital stock of the Company which Stockholder may acquire on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses "(a)" and "(b)" of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by Stockholder with respect to any of the Shares are hereby revoked, and Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

        This proxy is irrevocable, is coupled with an interest and is granted in connection with, and as security for, the Stockholder's obligations under that certain Tender Offer Agreement, dated as of the date hereof, among Wayfarer Financial Group, Inc., the Company, Stockholder, and certain other parties named therein (the "Tender Offer Agreement"). This proxy will terminate on the sooner to occur of the following dates: (i) the date Wayfarer notifies the Company and Stockholder in writing that Wayfarer has determined not to commence an Offer (as defined in the Tender Offer Agreement), (ii) the Outside Date (as defined in the Tender Offer Agreement), or (iii) the Acceptance Date (as defined in the Tender Offer Agreement) (such date, the "Termination Date").

        Except in the case of a vote on a Superior Proposal (as such term is defined in the Tender Offer Agreement), the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time beginning on the date the Offer is commenced, until the Termination Date, at any meeting of the stockholders of the Company, however called, or in connection with any written action by consent of stockholders of the Company:

        (a) against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Tender Offer Agreement; and

        (b) against the following actions (other than the Offer and the other transactions contemplated by the Tender Offer Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Company; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company; (iv) any change in a majority of the board of directors of the Company; (v) any amendment to the Company's certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Company or the Company's corporate structure; and (vii) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Offer or any of the other transactions contemplated by the Tender Offer Agreement.

        The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

        This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

        Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Stockholder agrees that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Dated:                        , 2004

STOCKHOLDER
Signature
Printed Name
Number of shares of common stock of the
Company owned of record as of the date of this proxy:

Exhibit C

Form of Convertible Note of Wayfarer Financial Group, Inc.

FORM OF CONVERTIBLE NOTE

THIS NOTE AND THE SHARES THAT MAY BE RECEIVED UPON CONVERSION OF THIS NOTE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY STATE SECURITIES LAWS (THE "STATE ACTS") AND CANNOT BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE ACTS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

Wayfarer Financial Group, Inc.

8% Senior Convertible Note

Maturity Date: September 30, 2005

U.S. $ [at least $50,000]	No.

        FOR VALUE RECEIVED, Wayfarer Financial Group, Inc., a corporation organized and existing under the laws of the state of South Carolina (the "Company," which term shall include any successor corporation or entity), hereby acknowledges itself indebted and promises to pay to                        , or its permitted transferees or assigns (the "Noteholder"), the principal sum of                         United States Dollars (U.S. $                        ), on September 30, 2005 (the "Maturity Date"). In addition, the Company agrees to pay interest (computed on the basis of a year of 365 or 366 days, as the case may be), in like money on the outstanding principal amount from the date hereof until the Maturity Date, or until such later date as all obligations hereunder have been paid in full, or earlier as otherwise provided herein, at the rate of EIGHT PERCENT (8%) per annum. The interest so payable will be paid in arrears quarterly on February 1, May 1, August 1, and November 1 in each year, or earlier as otherwise provided herein, and should the Company at any time fail to pay any principal or interest on this Convertible Note when due, the Company agrees to pay interest on the amount in default at the same rate, in like money, all in accordance with the terms and conditions set forth in Schedule A. If at any time the payment of the principal of, or interest on, this Convertible Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of the Company or otherwise, the Company's obligations under this Convertible Note shall be reinstated at such time as though such payment had been due but not made at such time.

        This Convertible Note is one of a duly authorized issue of "Convertible Notes" as defined in the Note Purchase Agreement (as defined in Schedule A hereto), limited in aggregate principal amount to $25,000,000, and is subject to the terms and conditions of the Note Purchase Agreement.

        The Terms and Conditions set out on Schedule A attached hereto are hereby incorporated by reference into this Convertible Note and constitute an integral part hereof.

        IN WITNESS WHEREOF, Wayfarer Financial Group, Inc. has caused this Convertible Note to be executed on its behalf by the signature of its officer duly authorized in that regard.

Issued as of: day of , 2004	WAYFARER FINANCIAL GROUP, INC.
	By:	Name: William H. Nock Title: President / CFO

SCHEDULE A
TERMS AND CONDITIONS OF THE CONVERTIBLE NOTE

I.    Definitions.    In this Convertible Note, in addition to the terms otherwise defined herein, the following capitalized terms shall have the meanings set out below:

        1.     "Affiliate" means with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

        2.     "Business Day" means any day on which banks are open for business in the place where this Convertible Note is scheduled for payment.

        3.     "Change of Control" means (i) any merger, acquisition, share exchange or similar corporate transaction in which the shareholders of the Company (including their Affiliates) immediately prior to such transaction do not own at least sixty percent (60%) of the outstanding shares of Common Stock (or other securities into which the Common Stock is to be exchanged pursuant to such transaction) and at least sixty percent (60%) of the voting power of the surviving entity after each transaction, or (ii) the sale, lease, or other disposition of all or substantially all of the Company's assets.

        4.     "Common Stock" means the common stock of the Company, par value $            per share.

        5.     "Conversion Amount" means the portion of the outstanding principal amount of this Convertible Note (which shall be $1,000 or an integral multiple thereof) elected by the Noteholder to be converted in an Optional Conversion, which principal amount may be all or any portion of the remaining principal amount of this Convertible Note, together with all accrued but unpaid interest relating to such principal amount.

        6.     "Conversion Date" means the date specified in the Notice of Conversion, or if no date is specified therein, the next Business Day following the date that the Notice of Conversion is received by the Company (unless a filing under the HSR Act was made in connection with such conversion, in which case the Conversion Date shall be deemed to be the second Business Day immediately following the expiration or termination of the applicable waiting period under the HSR Act); provided, however, that the Conversion Date shall be no sooner than one (1) Business Day after the date of delivery (by facsimile or otherwise) of the Notice of Conversion and any Notice of Conversion delivered to the Company on a day which is not a Business Day shall be deemed delivered as of the next following Business Day.

        7.     "Conversion Price" means U.S. $2.00, subject to adjustment in accordance with Section 9.

        8.     "Convertible Note" means this Convertible Note, and "Convertible Notes" means, collectively, this Convertible Note and the other Convertible Notes of like tenor all issued on the same date totaling no more than $25,000,000 and no less than $3,500,000 in original principal amount.

        9.     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any successor law, regulations or rules issued pursuant to that act or any successor law.

        10.   "Issue Date" means the date of execution of this Convertible Note.

        11.   "Maturity Date" means the earliest to occur of September 30, 2005 and the date, if any, on which the Noteholder declares this Convertible Note due and payable pursuant to Section 7 below.

        12.   "Note Purchase Agreement" means that certain Note Purchase Agreement dated as of the date hereof among the Company and the various purchasers of Convertible Notes.

        13.   "Notice of Conversion" means the notice of conversion in the form attached hereto as Attachment A.

        14.   "Person" means any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

II.    Interest.    The principal amounts outstanding under this Convertible Note bear interest (both before and after maturity, default and judgment with interest on overdue interest at the same rate) from the Issue Date at the rate of eight percent (8%) per annum, payable in arrears quarterly on February 1, May 1, August 1 and November 1 in each year, or earlier as otherwise provided herein. The principal amounts owing under this Convertible Note will cease to bear interest on the date on which all principal owed on this Convertible Note is fully repaid, unless payment of principal is improperly withheld or refused by the Company. Interest shall not accrue on accrued but unpaid interest unless and until such accrued but unpaid interest becomes overdue, in which case such overdue interest shall bear interest at the rate per annum set forth above commencing on the first day that such interest becomes overdue until such overdue interest is paid in full.

III.    Manner of Payment.    The principal of this Convertible Note and the interest thereon will be paid to the Person in whose name this Convertible Note is registered on the records of the Company regarding registration and transfers of notes (the "Register") at the close of business on the first Business Day prior to the date triggering payment (e.g., the aforementioned quarterly interest payment dates, and the Maturity Date or other date described herein for payment of principal). Payment of the principal of, and interest on, this Convertible Note will be made at the head office of such Person maintained for this purpose in the city of [                        ], at such other place as directed in writing by such Person, or by electronic funds transfer to an account maintained by such Person with a bank in the United States, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of such Person at such address as shall appear in the Register. If the date for payment of any amount of principal or interest in respect of this Convertible Note is not a Business Day, such Person shall not be entitled to payment of the amount due until the next following Business Day and shall not be entitled to any further interest or payment in respect of such delay. Any monies paid on this Convertible Note shall be applied, firstly, on account of accrued interest, and secondly, on account of principal.

IV.    Maturity Date.    Unless previously converted or repaid by the Company, this Convertible Note will mature at its principal amount then outstanding on the Maturity Date.

V.    Unsecured Senior Obligation.    This Convertible Note is a direct and unsecured senior obligation of the Company. Without limiting the generality of the foregoing, the Noteholder agrees that this Convertible Note is subordinated in right of payment to the prior payment in full of the Company's secured indebtedness and its other senior indebtedness outstanding on the date hereof, if any.

VI.    Prepayment.    The Company has the right at any time prior to the Maturity Date, in its sole discretion, to pay in full or in part the outstanding principal amount and any accrued but unpaid interest then outstanding ("Prepayment"), provided that the Company shall notify the Noteholder at least ten (10) Business Days prior to any contemplated Prepayment and the Noteholder shall then have the right, but not the obligation, to effect an Optional Conversion (as defined in Section 8.1) prior to such contemplated Prepayment. After Prepayment of all outstanding principal and all accrued but unpaid interest, the Noteholder shall cease to have any rights under this Convertible Note, the principal amount of this Convertible Note shall be deemed no longer outstanding and shall be deemed satisfied in full, and this Convertible Note shall not thereafter be transferred (except with the consent of the Company) on the books of the Company and shall not be deemed outstanding for any purpose whatsoever. After Prepayment of less than all outstanding principal, the Company shall issue and deliver to the Noteholder a new Convertible Note substantially similar in the form hereof representing the balance of the then outstanding principal amount.

VII.    Events of Default. If any of the following events (each, an "Event of Default") shall occur and be continuing for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or otherwise):

            (i) if the Company defaults in payment of the principal of, and/or interest on, this Convertible Note when the same becomes due, and continuance of such failure for five (5) Business Days after the date on which such principal or interest is due;

            (ii) if the Company shall fail to carry out or observe any condition or covenant of this Convertible Note on its part to be observed or performed and after notice in writing has been given to the Company by the Noteholder specifying such default and requiring the Company to put an end to the same, the Company shall fail to remedy or cure such default within a period of thirty (30) calendar days;

            (iii) if any representation or warranty made by the Company in the Note Purchase Agreement or in any certificate delivered pursuant to the Note Purchase Agreement shall prove to have been incorrect in any material respect when made (or deemed made);

            (iv) if this Convertible Note, the Note Purchase Agreement, or any other material document or agreement related hereto or thereto shall, in any material respect, cease to be a legal, valid and binding obligation of the Company;

            (v) if the Company commences a voluntary case under any chapter of the Federal Bankruptcy Code (Title 11, United States Code), or consents to (or fails to contest within ten (10) Business Days) the commencement of an involuntary case against the Company under the Federal Bankruptcy Code;

            (vi) if the Company institutes proceedings for liquidation, rehabilitation, readjustment or composition (or for any related or similar purpose) under any law (other than the Federal Bankruptcy Code) relating to financially distressed debtors, their creditors or property, or consents to (or fails to contest within ten (10) Business Days) the institution of any such proceedings against the Company; or

            (vii) if a court or other governmental authority or agency having jurisdiction enter(s) a decree or order: (a) for the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any material part of the property or assets of the Company, or for the winding-up or liquidation of the affairs of the Company, and such decree or order remains in force and undischarged and unstayed for a period of more than ten (10) Business Days, or (b) for the sequestration or attachment of any material property or assets of the Company without its unconditional return to the possession of the Company, or its unconditional release from such sequestration or attachment, within ten (10) Business Days thereafter then, (x) in the case of any such Event of Default referred to in clauses (v), (vi) or (vii) of this Section 7, automatically, (y) in the case of any such Event of Default referred to in clauses (iii) or (iv) of this Section 7, by written notice to the Company of Noteholders holding Convertible Notes with an aggregate principal amount of more than fifty percent (50%) of the total principal amount of all outstanding Convertible Notes (such Noteholders, the "Requisite Majority"), and (z) in the case of any other such Event of Default, at the option of the Noteholder by written notice to the Company, the outstanding principal on this Convertible Note, together with the accrued interest thereon, shall forthwith become due and payable, without any presentment, demand, protest or notice of any kind, all of which are hereby expressly waived.

VIII.    Conversion.    This Convertible Note may be converted into Common Stock of the Company in accordance with the terms of this Section 8. The conversion of all or any portion of the principal amount of this Convertible Note into shares of Common Stock is hereinafter sometimes referred to as the "conversion."

        1.     Optional Conversion.    Subject to the terms and conditions hereof, the Noteholder is entitled, at his, her or its option, at any time and from time to time until the outstanding principal amount of this Convertible Note is paid in full (whether or not an Event of Default exists under this Convertible Note) to convert (an "Optional Conversion") all or a portion (which shall be $1,000 or an integral multiple thereof) of the unpaid principle amount of this Convertible Note (together with accrued but unpaid interest thereon) into a number of fully paid and non-assessable shares of Common Stock equal to the number determined by dividing the Conversion Amount by the Conversion Price in effect on the Conversion Date. After conversion, the outstanding principal amount of this Convertible Note shall be reduced by the portion of the principal amount converted into Common Stock. The converted principal amount of this Convertible Note shall cease to accrue interest. To effect an Optional Conversion, the Noteholder must (a) complete and sign a Notice of Conversion substantially in the form attached as Attachment A hereto, (b) surrender this Convertible Note to the Company, (c) furnish appropriate endorsements or transfer documents if required by the Company, and (d) pay any transfer or similar tax, if required, and any taxes that may be imposed with respect to the issuance and delivery of Common Stock upon conversion.

        2.     Mandatory Conversion.    The Company shall give all Noteholders written notice of any proposed Change of Control no less than ten (10) Business Days prior to the anticipated consummation date for such transaction. Immediately prior to the consummation of a Change of Control, the entire outstanding principal amount (together with accrued but unpaid interest thereon) of this Convertible Note (the "Automatic Conversion Amount") shall automatically convert into a number of fully paid and non-assessable shares of Common Stock equal to the number determined by dividing the Automatic Conversion Amount by the Conversion Price in effect on the date that the Change of Control occurs. Upon receipt from the Company that a Change of Control has been consummated, the Noteholder shall (a) surrender this Convertible Note to the Company, (b) furnish appropriate endorsements or transfer documents if required by the Company, and (c) pay any transfer or similar tax, if required, and any taxes that may be imposed with respect to the issuance and delivery of Common Stock upon conversion.

        3.     Conversion of All Principal.    After a Mandatory Conversion or an Optional Conversion that results in the conversion of all outstanding principal, the Noteholder shall cease to have any rights under this Convertible Note, the principal amount of this Convertible Note shall be deemed no longer outstanding and shall be deemed satisfied in full, and this Convertible Note shall not thereafter be transferred (except with the consent of the Company) on the books of the Company and shall not be deemed outstanding for any purpose whatsoever.

        4.     No Fractional Interest.    No fractional interest in the Common Stock will be issued upon conversion but a cash adjustment will be made for any fractional interest.

        5.     Documentation.

            (i)    Issuance of Common Stock.    Subject to Section 8.6 below, as soon as practicable following the receipt of the deliveries required by Sections 8.1 and 8.2 above, as applicable, the Company shall issue and deliver to the Noteholder (i) certificates bearing, if required by the terms hereof, the restrictive legends set forth in Section 8.5(b) hereof, representing the number of fully paid and nonassessible shares of Common Stock issuable upon conversion in accordance with Section 8.1 or Section 8.2, as applicable, and (ii) if an amount of outstanding principal remains after an Optional Conversion, a new Convertible Note substantially in the form hereof representing the balance of the outstanding principal amount hereof not converted. Delivery under this Section 8.5 may be made personally or by reputable overnight courier. The Person entitled to receive Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such Common Stock at the close of business on the Conversion Date with respect to an Optional Conversion and the date that the Change of Control occurs with respect to a Mandatory Conversion, and such Common Stock shall be issued and outstanding as of such date.

            (ii)    Legend.    Each certificate representing Common Stock issued upon conversion of this Convertible Note shall bear a legend substantially in the following form:

  THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY STATE SECURITIES LAWS (THE "STATE ACTS") AND CANNOT BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE ACTS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

        6.     Hart-Scott-Rodino Act.    Prior to any conversion, the Noteholder and the Company shall cooperate in good faith (a) to determine if a filing is required under the HSR Act in connection with such conversion, and (b) to make the filing under the HSR Act as promptly as practicable after a determination is made that such a filing is necessary. The Company shall take all actions reasonably requested by the Noteholder to cause the early termination of any applicable waiting period under the HSR Act. Notwithstanding anything in this Convertible Note to the contrary, if a determination is made pursuant to this Section 8.6 that a filing under the HSR Act is required, the Company shall not be obligated to issue any Common Stock pursuant to this Section 8 until the date that is two (2) Business Days following the expiration or termination of the applicable waiting period under the HSR Act.

        7.     Merger or Similar Transaction Not Constituting a Change of Control.    In case of any consolidation of the Company with, or merger of the Company with or into, any other entity, which transaction does not constitute a Change of Control, then as a condition of such transaction, adequate provision shall be made whereby the Noteholder shall have the right to acquire and receive upon conversion of this Convertible Note in lieu of the Common Stock immediately theretofore acquirable upon the conversion of this Convertible Note, such shares of capital stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore acquirable and receivable upon conversion of this Convertible Note.

IX.    Adjustments to Conversion Price.    The Conversion Price shall be subject to adjustment from time to time pursuant to this Section 9. In the event that any adjustment of the Conversion Price as required herein results in a fraction of a cent, such Conversion Price shall be rounded to the nearest .00001.

        1.     Distribution of Assets.    Subject to Section 9.3, if the Company shall declare or make any distribution of its assets (including cash) to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise, then, after the date of record for determining the holders of Common Stock entitled to such distribution, but prior to the date of such distribution, the Noteholder shall be entitled to receive the amount of such assets which, if this Convertible Note had been converted into Common Stock immediately prior to such time, would have been payable to the holder of such Common Stock on the record date for the determination of holders of Common Stock entitled to such distribution. Notwithstanding anything herein to the contrary, no adjustment in the Conversion Price shall be made under this Section 9.1 to the extent the Noteholder participates in the Noteholder's capacity as a holder of Common Stock in any such distribution of assets in accordance with this Section 9.1.

        2.     Subdivision and Combination.    Subject to Section 9.3, if the Company at any time subdivides (by any split, dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Common Stock into a greater number of shares, or combines (by reverse split, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Common Stock into a smaller number of shares then, in any event, after the date of record for effecting such subdivision or combination, the Conversion Price in effect at the time of the record date or effective date, as applicable, for such subdivision or combination shall be proportionately adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior thereto by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the effective date of such subdivision or combination and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the effective date of such subdivision or combination.

        3.     Exceptions.    No adjustment in the Conversion Price shall be made pursuant to Section 9.1 or 9.2: (i) with respect to shares issued upon conversion of this or any other Convertible Note, (ii) in connection with the acquisition of the business of another entity, whether by the purchase of equity securities, assets or otherwise, (iii) as part of an initial public offering or other registered underwritten public offering of the Company's securities, (iv) in connection with the issuance of Common Stock pursuant to an employee compensation plan of the Company, or (v) unless such adjustment would require an increase or decrease in the Conversion Price of at least 1.0%; provided, however, that any adjustment which by reason of clause (v) of this Section 9.3 is not required to be made shall be carried forward and taken into account in the determination of, and shall be included in, any subsequent adjustment.

        4.     Notice of Adjustment.    Whenever the Conversion Price is adjusted as provided herein, the Company shall promptly mail to the Noteholder a certificate signed by an appropriate officer of the Company setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation thereof.

        5.     Treasury Shares.    For purposes of this Section 9, the number of shares of Common Stock of the Company outstanding at any given time shall not include shares owned or held by or for the account of the Company.

X.    Transfer Restrictions.    The Noteholder will not offer, sell, assign or otherwise transfer, pledge or hypothecate this Convertible Note or any of its underlying Common Stock (i) other than in conjunction with an effective registration statement or exemption (and, in the case of an exemption, with an opinion of counsel satisfactory to the Company opining on such exemption) from registration under the Securities Act of 1933, as amended, (ii) other than in compliance with applicable state securities laws, and (iii) if such disposition would result in the occurrence of an Event of Default. Notwithstanding the foregoing, no registration or opinion of counsel shall be required for a transfer of this Convertible Note or any of its underlying Common Stock by (i) a partnership to its partners or former partners in accordance with such partners' interests in the partnership, (ii) a corporation to its stockholders in accordance with their interest in the corporation, (iii) a limited liability company to its members or former members in accordance with their interest in the limited liability company or (iv) an individual to such individual's family member or trust for the benefit of such individual or such family members; provided that in each case, the transferee will be subject to, and agrees to be bound by, the terms of this Convertible Note and the Note Purchase Agreement to the same extent as if such transferee were an original purchaser of this Convertible Note. Any attempted transfer of this Convertible Note in violation of the provisions hereof shall be void and of no effect and shall not be registered on the books of the Company. To the extent permitted hereby, each transfer of this Convertible Note shall be recorded on the Register of the Company, upon surrender of this Convertible Note for registration of transfer, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and duly executed by the Noteholder hereof or his, her or its attorney duly authorized in writing, and thereupon a new Convertible Note for the same outstanding principal amount on substantially the same terms as set forth herein, will be issued to the designated transferee. Prior to due presentment of this Convertible Note for registration of transfer, the Company and any agent of the Company may treat the Noteholder as the owner hereof for all purposes, and neither the Company nor any such agent shall be affected by notice to the contrary. This Convertible Note shall inure to the benefit of and be enforceable by the Noteholder and the Noteholder's successors and permitted assigns, and shall be binding and enforceable against the Company and the Company's successors and assigns.

XI.    Confidentiality.    The Noteholder agrees to keep, and cause its Affiliates to keep (except to the extent required by law or to attorneys, accountants or other advisors in connection with the Noteholder's investment in the Company) confidential and not disclose the terms and conditions of this

Convertible Note and any confidential, proprietary or secret information that the Noteholder may obtain from the Company pursuant to financial statements, reports, and other materials submitted by the Company to the Noteholder until such information becomes known to the public, and the Noteholder agrees to execute any further documents or instruments as the Company may reasonably require to ensure such confidentiality.

XII.    Amendments and Waivers.    Any term of this Convertible Note may be amended, and the observance of any term of this Convertible Note may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and with the written consent of the holders of the Convertible Notes (including the Noteholder) in aggregate principal amounts equal to or greater than, (i) in the case of amendments to or waivers of provisions of this Convertible Note generally, sixty-six and two-thirds percent (66 2/3%), (ii) in the case of any modification to the Conversion Price, one hundred percent (100%), and (iii) in the case of any other non-material change or technical correction of this Convertible Note, the Requisite Majority. For the avoidance of doubt, a non-material or technical correction shall mean a change in the terms of this Convertible Note that has no material adverse effect or consequence to the rights, preferences and obligations of the Company or Noteholder. Any amendment or waiver effected in accordance with this Section 12 shall be binding upon the Noteholder, each future holder of this Convertible Note and the Company. No waivers of or exceptions to any term, condition, or provision of this Convertible Note, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

XIII.    General Provisions.

        1.     Governing Law and Jurisdiction.    This Convertible Note is being executed and delivered in, and shall be governed by and construed in accordance with the laws of, the state of South Carolina, without regard to its principles of conflicts of law that would give effect to the application of the law of another jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the non-exclusive jurisdiction of the courts of the state of South Carolina and of the United States of America, in each case having jurisdiction over the County of Richland, for any litigation arising out of or relating to this Convertible Note and the transactions contemplated hereby (and agrees not to commence any litigation relating hereto except in such courts unless such courts have declined to exercise jurisdiction), and further agrees that service of any process, summons, notice or document by U.S. registered mail to it shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Convertible Note or the transactions contemplated hereby in the courts of the state of South Carolina or the United States of America, in each case having jurisdiction over the County of Richland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient or improper forum.

        2.     Notices.    All notices hereunder shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address as set forth on the signature page of the Note Purchase Agreement and to the Noteholder at the address set forth on Exhibit A to the Note Purchase Agreement or at such other address as the Company or Noteholder may designate by advance written notice to the other. Notices provided in accordance with this Section 13.2 shall be deemed delivered upon personal delivery or two Business Days after deposit in the mail.

        3.     No Recourse.    The Noteholder shall not have recourse for the payment of principal of, or interest on, this Convertible Note or for any claim based on this Convertible Note, against any director or officer or stockholder, past, present, or future, of the Company. By acceptance of this Convertible Note the Noteholder waives any such claim against each such person.

        4.     No Rights or Liabilities as Shareholder.    This Convertible Note shall not entitle the Noteholder to any of the rights of a shareholder of the Company. No provision of this Convertible Note or the Note Purchase Agreement, in the absence of the actual conversion of this Convertible Note or any part hereof by the Noteholder into Common Stock issuable upon such conversion, shall give rise to any rights or liabilities on the part of the Noteholder as a shareholder of the Company.

        5.     Construction.    Except where the context requires otherwise, whenever used the singular includes the plural, the plural includes the singular, the use of any gender is applicable to all genders, the word "or" has the inclusive meaning represented by the phrase "and/or" and the term "including" or "includes" means including, without limiting the generality of any description preceding such term. Whenever this Convertible Note refers to a number of days, unless otherwise specified as Business Days, such number refers to calendar days. The headings of this Convertible Note are for convenience of reference only and do not define, describe, extend or limit the scope or intent of this Convertible Note or the scope or intent of any provision contained in this Convertible Note. A reference in this Convertible Note to a Section, Schedule or Attachment is to the referenced Section, Schedule or Attachment of this Convertible Note. The wording of this Convertible Note shall be deemed wording mutually chosen by the parties and no rule of strict construction shall be applied against either party.

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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
Schedule 13D
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source of Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURES
ANNEX A Information Concerning Directors and Executive Officers of Wayfarer
Exhibit A Joint Filing Agreement
Exhibit B Standstill and Tender Offer Agreement
STANDSTILL AND TENDER OFFER AGREEMENT
Annex I
Schedule 5.3(b)
Schedule 7.1(a)
Schedule 7.1(b)
Schedule 8.5(a)
OPTIONS
WARRANTS
Schedule 8.7(d)
Schedule 8.9
Schedule 8.10
Schedule 9.5
Exhibit A
Exhibit C Form of Convertible Note of Wayfarer Financial Group, Inc.
FORM OF CONVERTIBLE NOTE
Wayfarer Financial Group, Inc. 8% Senior Convertible Note Maturity Date: September 30, 2005
SCHEDULE A TERMS AND CONDITIONS OF THE CONVERTIBLE NOTE